A N N U A L R E P O R T 2 0 2 1 HIGH-GROWTH CLEAN COPPER

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns a 97.6% interest in the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. 1 Company Portfolio 2 2021 Highlights 4 Chairman’s Letter 5 Letter from the CEO 7 Management’s Discussion and Analysis 41 Consolidated Financial Statements 82 Note Regarding Scientific and Technical Information & Cautionary Note CONTENTS

COMPANY PORTFOLIO


CANADA
5
BRAZIL
3
2
1
4

1 **MCSA MINING COMPLEX**

Location: Bahia, Brazil
Ownership: 99.6%
Stage: Operating
2021 Copper Production: 45,511 t
2021 C1 Cash Costs: $0.77/lb

2 **NX GOLD MINE**

Location: Mato Grosso, Brazil
Ownership: 97.6%
Stage: Operating
2021 Gold Production: 37,798 oz
2021 C1 Cash Costs: $525/oz
2021 All-in Sustaining Costs: $732/oz

3 **BOA ESPERANÇA PROJECT**

Location: Pará, Brazil
Ownership: 99.6%
Stage: Construction

4 **BRAZIL CORPORATE OFFICE, MCSA** (São Paulo)

5 **CANADA CORPORATE OFFICE** (Vancouver)

1
ERO COPPER ANNUAL REPORT 2021

2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2021 HIGHLIGHTS (1) Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted net income attributable to owners of the Company are non-IFRS measures – see the Notes section within this Annual Report for additional information. (2) Inclusive of a $100 million upfront payment related to the August 2021 closing of the $110 million streaming agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc., in relation to gold production from the NX Gold Mine (the “NX Gold Transaction”). 0 10 20 30 40 50 20212020201920182017 Record Copper Production (tonnes in thousands) 45,511 t 0 10 20 30 40 50 20212020201920182017 Strong Gold Production (ounces in thousands) 37,798 oz 0 100 200 300 400 500 20212020201920182017 Record Revenues (US$ in millions) $490 0 100 200 300 400 500 20212020201920182017 Record Adjusted EBITDA(1) (US$ in millions) $332 0 100 200 300 400 500 20212020201920182017 Record Cash Flows from Operations (US$ in millions) $365(2) 0.00 0.50 1.00 1.50 2.00 2.50 20212020201920182017 Record Adj. Net Income Attributable to Owners of the Company(1) (US$ per diluted share) $2.37 $ $ $ $

3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 SAFETY ■ Achieved Lost Time Incident Frequency Rate of 0.37(1) on over 8 million hours worked in 2021 OPERATING ■ Achieved record copper production at the MCSA Mining Complex of 45,511 tonnes in concentrate at first quartile C1 cash costs(2) of $0.77/lb of copper produced ■ Delivered strong gold production at the NX Gold Mine of 37,798 ounces at C1 cash costs(2) and All-in Sustaining Costs(2) of $525 and $732, respectively, per ounce of gold produced FINANCIAL ■ Announced a $110 million gold stream on our NX Gold Mine, unlocking significant shareholder value from the mine and enhancing the Company’s balance sheet with the upfront payment of $100 million ■ Commenced trading on the New York Stock Exchange in June 2021, providing another access point for investors seeking to invest in the Company and enhancing trading liquidity for existing shareholders ■ Delivered several record financial results, including: • Revenue of $489.9 million • Net income and adjusted net income attributable to owners of the Company(2) of $201.1 million ($2.21 per diluted share) and $215.4 million ($2.37 per diluted share), respectively • EBITDA(2) and Adjusted EBITDA(2) of $296.4 million and $331.9 million, respectively • Cash flow from operations of $364.6 million (inclusive of the $100.0 million upfront advance related to the NX Gold Transaction) STRATEGIC GROWTH INITIATIVES ■ Published results of an updated Feasibility Study on the Boa Esperança Project, outlining a project with a 41.8% after-tax IRR(3) and an after-tax NPV8% of $380 million(3) ■ Increased proven and probable mineral reserves for the Deepening Extension Zone by 56% due to exceptional drill results from this zone throughout 2021 ■ Finalized a larger external shaft design for the Deepening Extension Zone, which will allow for the creation of a two- mine system at the Pilar Mine as part of an initiative known as “Pilar 3.0”, This initiative is expected to enable higher sustained ore production volumes of 2.6 to 3.0 million tonne per annum from the Pilar Mine over the long-term ■ Successfully and safely completed two mill shell replacements at the MCSA Mining Complex in preparation for expanded operations and higher mill through volumes in the years ahead ■ Delivered strong drill results from the NX Gold Mine throughout 2021, forming the basis of a new initiative known as “NX 60” that is focused on sustaining longer term gold production of approximately 60,000 ounces per year SUSTAINABILITY ■ Became a signatory of the United National Global Compact ■ Announced support of the Task Force on Climate-Related Financial Disclosures (TCFD) ■ Formed a Management Climate Change Committee whose mandate is to incorporate climate change risks and opportunities into the Company’s strategy, business plans and disclosures (1) Per million hours worked. (2) EBITDA, Adjusted EBITDA, adjusted net income attributable to owners of the Company, including per diluted share, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section of this Annual Report for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the MCSA Mining Complex. AISC per ounce of gold produced are net of by-product credits from metal produced at the NX Gold Mine. (3) Based on consensus copper prices price forecast used in the Boa Esperança Technical Report dated November 12, 2021 with an effective date of August 31, 2021. Copper prices of $3.80/lb in 2024, $3.95/lb in 2025 and $3.40/lb in 2026 and thereafter, and a BRL:USD exchange rate of 5.00.

4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 CHAIRMAN’S LETTER 2021 marked a year of record operating and financial performance as well as the achievement of several strategic initiatives that have positioned Ero Copper to pursue a peer-leading growth trajectory in the years ahead. Beginning with the completion of an optimized feasibility study on the Boa Esperança Project, our team laid the foundation for high-return organic growth aimed at more than doubling copper production over the next four years while maintaining first quartile operating costs. Importantly, the timing of this projected growth aligns with significant anticipated copper demand growth related to the advancement of urgent global decarbonization initiatives. As a supplier of an element integral to the “Environmental Revolution”, and specifically the achievement of carbon neutrality, we are proud to produce some of the world’s lowest carbon-intensive copper due to our access to power sourced primarily from renewable energy. In 2021, we continued to deepen our commitment to sustainability by forming an internal Management Committee on Climate Change whose mandate is to incorporate climate change risks and opportunities into the Company’s strategy, business plans and disclosures. In support of this mandate, we became a signatory of the U.N. Global Compact and a supporter of the Task Force on Climate-Related Financial Disclosures (TCFD) and progressed efforts to define sustainability targets across our operations. As we prepare to commence construction of our Boa Esperança Project, the foundation of our Company has never been stronger. We have defined compelling growth projects at both the MCSA Mining Complex and the NX Gold Mine, in addition to the planned development of Boa Esperança, and have worked to secure and support this growth by bolstering our balance sheet subsequent to year-end with the issuance of $400 million in senior unsecured notes due 2030. I am extremely proud of Ero Copper’s accomplishments in 2021 and would like to thank all of our stakeholders for their continued efforts and unwavering support. Despite our very strong performance in 2021, I truly believe the best is still ahead. Noel Dunn Executive Chairman March 15, 2022

5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 LETTER FROM THE CEO Ero Copper delivered another year of exceptional performance in 2021 and made significant progress in defining a strategy to pursue transformational organic growth in the years ahead. We also made strong progress in shaping our sustainability strategy to further differentiate our Company as one of the world’s lowest carbon-intensive copper producers. Record 2021 Operating and Financial Performance The MCSA Mining Complex delivered another consecutive year of record copper production at first quartile C1 cash costs. This performance was particularly noteworthy due to the impact of downtime associated with scheduled maintenance and upgrades performed at the Caraíba Mill in the second and third quarters to prepare the mill for expanded operations and higher throughput volumes related to the ramp up of mining activity at the Surubim Mine as well as future growth plans at the Pilar Mine and Deepening Extension Zone. Operating performance from the NX Gold Mine was also strong, with production exceeding the high-end of full- year gold production guidance. Construction of a modular paste-fill plant was completed in the third quarter, and commissioning concluded shortly after year-end. The new paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine. As a result of our strong operating performance during the year, we reported a number of record financial results that contributed to an increase of $156 million to year-end available liquidity of $230 million, including $130 million in cash and cash equivalents and $100 million in undrawn availability under our senior secured revolving credit facility. High-Return Organic Growth Strategy During the year, we defined a strategy, which we announced in early 2022, to more than double our copper production and become a 100,000 tonne per year copper and 60,000 ounce per year gold producer by 2025 while maintaining first quartile operating costs and industry-leading returns on invested capital (“ROIC”). This growth strategy represents the culmination of aggressive exploration drilling over the past several years as well as thoughtful project and mine planning to identify opportunities for value creation within our existing portfolio. The results of these efforts included the announcement of an optimized Feasibility Study on the Boa Esperança Project, outlining a project with a 41.8% after-tax internal rate of return(1), a $380 million after-tax net present value (8% discount rate)(1), and average annual copper production of approximately 35,000 tonnes at an average C1 cash cost of $1.12(1) per pound of copper produced in the first five years of production. In February 2022, our Board of Directors approved the construction of the Boa Esperança Mine, which is expected to commence in the second quarter of 2022 with commercial production anticipated in the second half of 2024. During its first full year of production in 2025, the Boa Esperança Mine is expected to produce approximately 50,000 tonnes of copper, doubling our total copper production to nearly 100,000 tonnes by 2025. (1) Based on consensus copper prices price forecast used in the Boa Esperança Technical Report dated November 12, 2021 with an effective date of August 31, 2021. Copper prices of $3.80/lb in 2024, $3.95/lb in 2025 and $3.40/lb in 2026 and thereafter, and a BRL:USD exchange rate of 5.00. “As we endeavor to double our annual copper production over the next four years, we are working to establish reduction targets for greenhouse gas emissions that we believe further improve our position as one of the world’s cleanest copper producers.” David Strang - Chief Executive Officer

6 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Throughout 2021, we released exceptional drill results from the Deepening Extension Zone, including the best intercept by our Company in the Curaçá Valley to date. The success of our exploration efforts within this zone has continued to exceed our expectations with respect to the size and quality of mineralization and resulted in a 56% increase to the Deepening Extension Zone’s proven and probable mineral reserves in 2021 compared to 2020. This growth in mineral reserves, combined with the potential for further extensions at depth, as well as exploration success in the shallower areas of the Pilar Mine, drove an initiative to optimize the development strategy for the Deepening Extension Zone’s new external shaft to allow for higher sustained ore production levels from the Pilar Mine. Following months of engineering design work, our team finalized plans to create a two-mine system at the Pilar Mine, known as “Pilar 3.0”, which was announced in early 2022 and is expected to enable higher annual ore production volumes of 2.6 to 3.0 million tonnes from the Pilar Mine, including the Deepening Extension Zone, compared to the current production rate of approximately 1.3 million tonnes per annum. At the NX Gold Mine, we announced another growth initiative shortly after year-end known as “NX 60” based on strong drill results from the mine throughout 2021, including the best intercept in the history of the mine as well as the discovery of a new high-grade extension of the Matinha Vein. The NX 60 initiative is focused on sustaining longer term gold production of approximately 60,000 ounces per year, including expected production from the Matinha Vein beginning in 2024. Deep Commitment to ESG Ero Copper is deeply committed to strong environmental, social and governance principles. This extends from our health and safety initiatives and performance to our governance policies and sustainability strategy. We are fortunate to operate in Brazil, which allows us to produce some of the lowest carbon-intensive copper in the world. Brazil is a global leader in the use of renewable energy with 85% of its power generated from renewable sources, including 66% from hydropower. We believe this affords our Company, and the copper concentrate we produce, a growing competitive advantage as copper is a key input required to advance global decarbonization initiatives. As a result, end-users of refined copper globally are increasingly focused on greenhouse gas emissions throughout the supply chain. As we endeavor to double our annual copper production over the next four years, we are working to establish reduction targets for greenhouse gas emissions that we believe will further improve our position as one of the world’s cleanest copper producers. Outlook for 2022 As we entered 2022, we continued to position our Company for transformational growth with the issuance of $400 million in senior unsecured notes due 2030, providing ample balance sheet liquidity to fund construction of the Boa Esperança Project as well as other strategic growth projects. We are well-prepared and excited to execute on the compelling strategy we have defined over the last year while remaining true to our core principles around health, safety and sustainability. David Strang Chief Executive Officer March 15, 2022

7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A LY S I S F O R T H E Y E A R E N D E D D E C E M B E R 3 1 , 2 0 2 1

8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 TABLE OF CONTENTS MANAGEMENT’S DISCUSSION AND ANALYSIS 9 Business Overview 10 Highlights 14 Review of Operations 19 Review of Financial Results 23 Summary of Quarterly Results 24 Liquidity, Capital Resources, and Contractual Obligations 26 Management of Risks and Uncertainties 28 Other Financial Information 29 Accounting Policies, Judgments and Estimates 31 Alternative Performance (Non-IFRS) Measures 38 Note Regarding Scientific and Technical Information 40 Additional Information

9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 MANAGEMENT’S DISCUSSION AND ANALYSIS This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 8, 2022 and should be read in conjunction with the audited consolidated financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the year ended December 31, 2021, and related notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q4 2021” and “Q4 2020” are to the three months ended December 31, 2021 and December 31, 2020, respectively. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais. This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non- IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of March 8, 2022, unless otherwise stated. BUSINESS OVERVIEW Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. Ero Copper Corp. December 31, 2021 MD&A | Page 1

1 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 HIGHLIGHTS 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Operating Information Copper (MCSA Operations) Ore Processed (tonnes) 646,319 572,666 483,447 2,370,571 2,271,625 Grade (% Cu) 2.01 1.90 2.26 2.08 2.08 Cu Production (tonnes) 11,918 10,057 10,018 45,511 42,814 Cu Production (lbs) 26,274,572 22,170,355 22,085,927 100,333,448 94,387,605 Cu Sold in Concentrate (tonnes) 12,393 10,762 10,265 45,717 42,813 Cu Sold in Concentrate (lbs) 27,320,802 23,726,561 22,629,431 100,788,419 94,387,312 C1 Cash Cost of Cu Produced (per lb)(1) $ 0.96 $ 0.94 $ 0.69 $ 0.77 $ 0.67 Gold (NX Gold Operations) Ore Processed (tonnes) 47,159 42,874 45,574 171,581 162,642 Au Production (oz) 8,544 9,426 10,789 37,798 36,830 Realized Au price (per oz)(1)(2) $ 1,784 $ 1,746 $ 1,867 $ 1,783 $ 1,795 C1 Cash Cost of Au Produced (per oz)(1) $ 582 $ 538 $ 405 $ 525 $ 457 AISC of Au produced (per oz)(1) $ 910 $ 741 $ 608 $ 732 $ 628 Financial information ($ in millions, except per share amounts) Revenues $ 134.9 $ 111.8 $ 91.2 $ 489.9 $ 324.1 Gross profit 84.4 68.0 58.3 318.9 188.1 EBITDA(1) 80.7 48.5 91.3 296.4 116.2 Adjusted EBITDA(1) 86.8 72.9 67.2 331.9 207.1 Cash flow from operations(3) 66.7 150.7 38.6 364.6 162.8 Net income 60.2 26.4 66.3 202.6 52.5 Net income attributable to owners of the Company 59.8 26.1 65.8 201.1 51.6 - Per share (Basic) 0.67 0.29 0.75 2.27 0.60 - Per share (Diluted) 0.65 0.28 0.71 2.21 0.56 Adjusted net income attributable to owners of the Company(1) 59.7 45.7 37.4 215.4 117.3 - Per share (Basic) 0.67 0.52 0.43 2.43 1.36 - Per share (Diluted) 0.65 0.49 0.40 2.37 1.27 Cash and cash equivalents 130.1 92.6 62.5 130.1 62.5 Working capital(1) 86.0 81.4 35.8 86.0 35.8 Net (cash) debt(1) (70.9) (63.7) 105.6 (70.9) 105.6 (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail. (3) Cash flow from operations in Q3 2021 and the year 2021 included $100.0 million upfront advance from Royal Gold for the NX Gold Transaction, as defined below. Ero Copper Corp. December 31, 2021 MD&A | Page 2

1 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2021 Highlights Strong Q4 operating performance delivers 2021 production guidance beat and record full-year financial results • Record 2021 copper production achieved at the MCSA Mining Complex of 45,511 tonnes of copper in concentrate, exceeding the high-end of full-year guidance of 42,000 to 45,000 tonnes. • Delivered strong C1 cash costs of $0.77 per pound of copper produced, at the low-end of the Company's guidance range of $0.75 to $0.85 per pound of copper produced for 2021. • Surpassed the high-end of full-year gold production guidance of 34,500 to 37,500 ounces at the NX Gold Mine with production of 37,798 ounces of gold. • Achieved C1 cash costs and AISC of $525 and $732, respectively, per ounce of gold produced, in-line with the Company's 2021 C1 cash cost guidance and revised 2021 AISC guidance. • Record financial results for the year included: ◦ Revenue of $489.9 million; ◦ Net income and adjusted net income attributable to owners of the Company of $201.1 million ($2.21 per diluted share) and $215.4 million ($2.37 per diluted share), respectively; ◦ EBITDA(1) and Adjusted EBITDA(1) of $296.4 million and $331.9 million, respectively; and, ◦ Cash flow from operations of $364.6 million (inclusive of the $100.0 million upfront advance for the NX Gold Transaction, as defined below). • Available liquidity at year-end was $230.1 million, including cash and cash equivalents of $130.1 million and $100.0 million of undrawn availability under the Company's senior revolving credit facility. Advancement and completion of important strategic and corporate milestones during 2021 have positioned the Company to execute upon attractive, high-return organic growth • Published results of an updated Feasibility Study on the Boa Esperança Project, outlining a project with a 41.8% after-tax internal rate of return(2), a $380 million after-tax net present value (8% discount rate)(2), and average annual copper production of approximately 35,000 tonnes at an average C1 Cash Cost of $1.12 per pound of copper produced in the first five years of production. • Announced exceptional drill results from the Deepening Extension Zone throughout the year, which resulted in significant increases to mineral reserves and resources within this zone, highlighted by a 56% increase in proven and probable mineral reserves, driving an initiative to optimize the development strategy for the Deepening Extension Zone of the Pilar Mine. • Finalized a larger external shaft design for the Deepening Extension Zone, which will allow for the creation of a two-mine system at the Pilar Mine in an initiative known as "Pilar 3.0". This initiative, announced subsequent to year-end, is expected to enable higher production volumes of between 2.6 to 3.0 million tonnes per annum compared to the current production rate of approximately 1.3 million tonnes per annum at the Pilar Mine. • Completed two consecutive phases of scheduled mill maintenance and upgrades at the MCSA Mining Complex in preparation for expanded operations and higher mill throughput volumes. Increases in mill throughput volumes are expected, near-term from Surubim open pit operations, and from development of the two-mine system at the Pilar Mine over the long-term. • Delivered strong drill results from the NX Gold Mine throughout 2021, including the best intercept in the history of the mine as well as the discovery of a new high-grade extension of the Matinha Vein, forming the basis of a new initiative known as "NX 60", announced shortly after year-end. This initiative is focused on sustaining longer-term gold production of approximately 60,000 ounces per year. (1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A. (2) Based on consensus copper prices price forecast used in the Boa Esperança Technical Report dated November 12, 2021 with an effective date of August 31, 2021. Copper prices of $3.80/lb in 2024, $3.95/lb in 2025 and $3.40/lb in 2026 and thereafter, and a BRL:USD exchange rate of 5.00. Ero Copper Corp. December 31, 2021 MD&A | Page 3

1 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 • Announced a $110 million streaming agreement with Royal Gold (as defined below) in relation to gold production from the NX Gold Mine (the "NX Gold Transaction"), unlocking significant shareholder value from the mine and further enhancing the Company's balance sheet with an upfront payment of $100 million received in Q3 2021. • Commenced trading of the Company's common shares on the New York Stock Exchange in Q2 2021, providing another access point for investors seeking to invest in the Company and enhancing trading liquidity for existing shareholders. Important developments subsequent to year-end 2021 continue to support the Company's organic growth strategy • In February 2022, the Company closed an offering of $400 million of senior unsecured notes due 2030. The Company subsequently used approximately $50 million of net proceeds from the offering to repay the outstanding balance under its senior secured revolving credit facility. The Company intends to use the remaining proceeds, together with cash on hand, to fund capital expenditures related to the construction of the Boa Esperança Project and for general corporate purposes. • Concurrent with the closing of the $400 million senior unsecured notes offering, the Company reduced the size of its senior secured revolving credit facility from $150 million to $75 million. • The Company's pro forma year-end liquidity position was approximately $550 million, including approximately $475 million in cash and cash equivalents and $75 million of undrawn availability under the Company's senior revolving credit facility. • In February 2022, the Company announced that its Board of Directors approved the construction of the Boa Esperança Project, which is expected to commence construction in Q2 2022. Q4 2021 Highlights Strong Q4 2021 operating performance, including growing contributions from the Surubim open pit mine at the MCSA Mining Complex, drove solid quarterly financial results • The MCSA Mining Complex processed 646,319 tonnes of ore grading 2.01% copper, producing 11,918 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.7%. • Higher quarter-on-quarter copper production was driven primarily by increased mill throughput volumes related to (i) the ramp-up of mining activity and processing of stockpiled ore from the Surubim open pit mine and (ii) a return to higher mill capacity levels following the completion of scheduled mill maintenance, which impacted mill throughput volumes in Q2 and Q3 of 2021. • The NX Gold Mine processed 47,159 tonnes grading 6.24 grams per tonne, producing 8,544 ounces of gold after metallurgical recoveries of 90.3% and 5,859 ounces of silver produced as by-product. • Commissioning of the NX Gold Mine's paste-fill plant, where construction was completed in Q3 2021, continued during the fourth quarter and handover to operations was completed in January 2022. The paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine. • C1 cash costs during the quarter were $0.96 per pound of copper produced at the MCSA Mining Complex (see Non-IFRS Measures). • At the NX Gold Mine, C1 cash costs and AISC during the quarter were $582 and $910, respectively, per ounce of gold produced (see Non-IFRS Measures). • Strong cash flows from operations during the quarter of $66.7 million contributed to increased available liquidity at year-end of $230.1 million, including cash and cash equivalents of $130.1 million and $100.0 million of undrawn availability under the Company's senior revolving credit facility. Ero Copper Corp. December 31, 2021 MD&A | Page 4

1 3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2021 updated mineral reserves and resources for the MCSA Mining Complex and the NX Gold Mine continue to highlight the Company's track-record of generating shareholder value through exploration • Exceptional drill results from the Deepening Extension Zone throughout 2021 resulted in a 56% increase in proven and probable mineral reserves within the zone and contributed to an increase of 13% in total proven and probable mineral reserves for the MCSA Mining Complex. • A 32% increase in measured and indicated mineral resources (25% increase in proven and probable reserves) for the NX Gold Mine was driven by exploration of high-grade extensions of the Santo Antonio Vein and the discovery of a new high-grade extension of the Matinha Vein. Organic Growth Projects • During the quarter, the Company finalized a redesign of the new external shaft at the Deepening Extension Zone to allow for higher sustained ore production rates from the Pilar Mine as part of the Pilar 3.0 initiative, announced subsequent to year-end. Plans to construct a larger shaft were driven by continued exploration success within the Deepening Extension Zone as well as within shallower areas of the Pilar Mine, enabling the creation of a two-mine system whereby the upper levels of the mine will be serviced by the existing shaft, while the Deepening Extension Zone will utilize the new, larger external shaft. Pilar 3.0 is expected to enable higher annual production volumes of 2.6 to 3.0 million tonnes compared to the current production rate of approximately 1.3 million tonnes per annum at the Pilar Mine. • As previously noted, the Company announced that its Board of Directors approved the construction of the Boa Esperança Project subsequent to year-end. Construction is expected to commence in Q2 2022, with first production anticipated in H2 2024. In preparation for construction of Boa Esperança, the Company has made significant progress on key workstreams, including: ◦ Advancing critical-path contracts including early works, power infrastructure and site construction with equipment mobilization expected in Q2 2022; ◦ Detailed engineering and construction designs; and, ◦ Ongoing drill program efforts, including further exploration of the Gap Zone and completion of condemnation drilling for site infrastructure. Ero Copper Corp. December 31, 2021 MD&A | Page 5

1 4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 REVIEW OF OPERATIONS Mineração Caraíba S.A. (Vale do Curaçá): Copper (MCSA Operations) 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Ore processed (tonnes) 646,319 572,666 483,447 2,370,571 2,271,625 Grade (% Cu) 2.01 1.90 2.26 2.08 2.08 Recovery (%) 92.7 92.4 91.7 92.4 90.5 Cu Production (tonnes) 11,918 10,057 10,018 45,511 42,814 Cu Production (lbs) 26,274,572 22,170,355 22,085,927 100,333,448 94,387,605 Concentrate grade (% Cu) 33.2 33.5 33.3 34.0 33.7 Concentrate sales (tonnes) 35,996 31,369 30,416 133,122 127,007 Cu Sold in concentrate (tonnes) 12,393 10,762 10,265 45,717 42,813 Cu Sold in concentrate (lbs) 27,320,802 23,726,561 22,629,431 100,788,419 94,387,312 C1 cash cost of copper produced (per lb) $ 0.96 $ 0.94 $ 0.69 $ 0.77 $ 0.67 The Company’s MCSA Mining Complex delivered another strong operating quarter in Q4 2021, producing 11,918 tonnes of copper resulting in full year 2021 copper production of 45,511 tonnes. With the completion of the second and final phase of scheduled mill maintenance at the MCSA Mining Complex during Q3 2021, there was a meaningful increase in tonnes processed quarter-on-quarter. During Q4 2021, at the Pilar Mine, 293,627 tonnes of ore were mined grading 1.97% copper (as compared to 346,040 tonnes of ore grading 2.03% copper during Q3 2021). At the Vermelhos Mine, 226,054 tonnes of ore were mined grading 2.94% copper (as compared to 231,543 tonnes of ore grading 1.49% copper during Q3 2021). At the Surubim Mine, 129,885 tonnes of ore were mined grading 0.72% copper. Contributions from the three mines resulted in total ore mined during the period of 649,566 tonnes grading 2.01% copper. During Q4 2021, 646,319 tonnes of ore grading 2.01% copper were processed, producing 11,918 tonnes of copper after average metallurgical recoveries of 92.7%. Total full year 2021 processed volumes of 2,370,571 tonnes grading 2.08% copper generated copper production of 45,511 tonnes in concentrate after average metallurgical recoveries of 92.4%. Initial production from the Surubim open pit occurred in Q4 2021, including the processing of ore stockpiled during pre-stripping. The Surubim Mine is expected to contribute to higher throughput volumes and lower average processed copper grades at the MCSA Mining Complex in 2022. C1 cash costs per pound of copper produced during Q4 2021 averaged $0.96 (see Non-IFRS Measures), resulting in full year 2021 C1 cash costs per pound of copper produced of $0.77. Full-year cost performance was at the low end of cost guidance due to elevated grades mined and processed relative to budget, strong overall operational performance at the MCSA Mining Complex, and continued weakness of the BRL versus the US dollar. The Company’s exploration programs at the MCSA Mining Complex are focused on four primary objectives for 2022: (i) infill and extension drilling in the upper levels (above level -965) of the Pilar Mine, (ii) focused infill and exploration drilling at the Vermelhos Mine aimed on extending the known limits of high-grade mineralization with the goal of supplementing the grade profile of the mine over the near- to medium-term, (iii) re-evaluation of past producing open pit mines including extension drilling at depth at Lagoa da Mina and Surubim, and (iv) regional exploration of the broader MCSA Mining Complex land package focused on making new regional discoveries. Ero Copper Corp. December 31, 2021 MD&A | Page 6

1 5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 NX Gold S.A. Gold (NX Gold Operations) 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Ore mined (tonnes) 47,159 41,654 45,574 171,581 162,642 Ore processed (tonnes) 47,159 42,874 45,574 171,581 162,642 Head grade (grams per tonne Au) 6.24 7.37 7.72 7.27 7.72 Recovery (%)(1) 90.3 92.7 95.4 94.2 91.3 Gold ounces produced (oz) 8,544 9,426 10,789 37,798 36,830 Silver ounces produced (oz) 5,859 6,575 6,763 25,031 22,694 Gold sold (oz) 7,779 9,685 10,100 37,437 35,855 Silver sold (oz) 5,938 6,805 6,349 25,285 22,109 Realized gold price (per oz)(2) $ 1,784 $ 1,746 $ 1,867 $ 1,783 $ 1,795 C1 cash cost of gold produced (per oz) $ 582 $ 538 $ 405 $ 525 $ 457 AISC of gold produced (per oz) $ 910 $ 741 $ 608 $ 732 $ 628 (1) NX Gold metallurgical recoveries during H1 2021 included gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period. (2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail. At the NX Gold Mine, gold production decreased 9%, as expected, compared to Q3 2021 due to lower planned head grades from Santo Antonio. Production during Q4 2021 totaled 8,544 ounces of gold and 5,859 ounces of silver (as by-product) from total mill feed of 47,159 tonnes grading 6.24 grams per tonne gold after metallurgical recoveries of 90.3% during the period. Metallurgical recoveries rates were lower in Q4 2021 primarily due to lower head head grades during the period. During 2021, the NX Gold Mine delivered production of 37,798 ounces of gold and 25,031 ounces of silver from total mill feed of 171,581 tonnes grading 7.27 grams per tonne gold after metallurgical recoveries of 94.2%. Metallurgical recovery rates were elevated in H1 2021 due to gold contributions from mill and foundry scrap recycling efforts. The NX Gold Mine achieved C1 cash costs and AISC during Q4 2021 of $582 and $910, respectively, per ounce of gold produced, bringing 2021 C1 cash costs and AISC to $525 and $732, respectively, per ounce of gold produced (see Non-IFRS Measures). Commissioning of the NX Gold Mine's paste-fill plant, where construction was completed in Q3 2021, continued during the fourth quarter and handover to operations concluded in January 2022. The paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine. Exploration activities at the NX Gold Mine continue to focus on three primary objectives for 2022: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) regional exploration on the broader NX Gold land package. Ero Copper Corp. December 31, 2021 MD&A | Page 7

1 6 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 NX Gold Transaction In August 2021, the Company completed the closing of a streaming agreement with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include: i. Up to US$5 million, available through the end of 2024, payable based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce; ii. Up to US$5 million, available from 2022 through the end of 2024, payable based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and, iii. US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine. The contract will be settled by the Company delivering gold to Royal Gold. The $100.0 million upfront proceeds from Royal Gold has been recognized as deferred revenue and the Company recognizes amounts in revenue as gold is delivered. Each period, management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate at closing of the transaction included an estimated long-term gold price of $1,750 per ounce and a life of mine production schedule for the NX Gold mine that includes mineral reserves and a portion of the mineral resources. Ero Copper Corp. December 31, 2021 MD&A | Page 8

1 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2022 Guidance / Outlook • 2022 annual production guidance for the MCSA Mining Complex of 43,000 to 46,000 tonnes of copper in concentrate at C1 cash cost guidance(1) range of $1.05 to $1.15 per pound of copper produced; • 2022 annual production guidance for the NX Gold Mine of 39,000 to 42,000 ounces of gold at C1 cash cost guidance(1) range of $500 to $600 per ounce of gold produced; • 2022 AISC guidance(1) for the NX Gold Mine of $925 to $1,025 per ounce of gold produced; and • Full-year capital expenditure guidance of $230 million to $260 million for the MCSA Mining Complex, $75 million to $86 million for the Boa Esperanҫa Project and $25 million to $29 million for the NX Gold Mine. 2022 Production Outlook 2022 Guidance MCSA Mining Complex Tonnes Processed 3,000,000 Copper Grade (%) 1.60 % Copper Recovery (%) 92.5 % Copper Production (tonnes) 43,000 - 46,000 NX Gold Mine Tonnes Processed 168,000 Gold Grade (gpt) 8.00 Gold Recovery (%) 93.0 % Au Production (ounces) 39,000 - 42,000 Note: Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company's SEDAR and EDGAR filings, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF") for complete risk factors. 2022 Cost Guidance The Company's guidance for 2022 assume a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce. 2022 Guidance MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)(1) $1.05 - $1.15 NX Gold Mine C1 Cash Cost Guidance (US$/oz)(1) $500 - $600 NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)(1) $925 - $1,025 (1) C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF (as defined herein) and Management of Risks and Uncertainties in this MD&A for complete risk factors. Ero Copper Corp. December 31, 2021 MD&A | Page 9

1 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2022 Capital Expenditure Guidance The Company's capital expenditure guidance for 2022 assume a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions. 2022 Guidance MCSA Mining Complex Growth $125 - $140 Sustaining $80 - $90 Exploration $25 - $30 Total, MCSA Mining Complex $230 - $260 Boa Esperança Project Growth $70 - $80 Sustaining $0 Exploration $5 - $6 Total, Boa Esperança Project $75 - $86 NX Gold Mine Growth $0 - $1 Sustaining $16 - $18 Exploration $9 - $10 Total, NX Gold Mine $25 - $29 Company Total Growth $195 - $221 Sustaining $96 - $108 Exploration $39 - $46 Total, Company $330 - $375 Ero Copper Corp. December 31, 2021 MD&A | Page 10

1 9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 REVIEW OF FINANCIAL RESULTS The following table provides a summary of the financial results of the Company for Q4 2021 and Q4 2020. Tabular amounts are in thousands of US dollars, except share and per share amounts. Three months ended December 31, Notes 2021 2020 Revenue 1 $ 134,869 $ 91,243 Cost of sales 2 (50,506) (32,895) Gross profit 84,363 58,348 Expenses General and administrative 3 (12,252) (8,165) Share-based compensation (981) (2,549) Income before the undernoted 71,130 47,634 Finance income 964 145 Finance expense 4 (2,296) (2,556) Foreign exchange (loss) gain 5 (4,419) 27,142 Recovery of value added taxes 6 — 8,886 Other expenses (639) (1,675) Income before income taxes 64,740 79,576 Income tax expense Current (6,372) (4,044) Deferred 1,844 (9,190) 7 (4,528) (13,234) Net income for the period $ 60,212 $ 66,342 Other comprehensive (loss) gain Foreign currency translation (loss) gain 8 (10,474) 19,679 Comprehensive income $ 49,738 $ 86,021 Net income per share attributable to owners of the Company Basic $ 0.67 $ 0.75 Diluted $ 0.65 $ 0.71 Weighted average number of common shares outstanding Basic 89,637,768 87,321,832 Diluted 91,727,452 92,642,103 Cash and cash equivalents $ 130,129 $ 62,508 Total assets $ 689,762 $ 497,099 Non-current liabilities $ 171,612 $ 191,304 Notes: 1. Revenues from copper sales in Q4 2021 was $119.9 million (Q4 2020 - $72.6 million), which included the sale of 27.3 million lbs of copper as compared to 22.6 million lbs of copper in Q4 2020. The increase in revenues was primarily attributed to higher realized prices and increased sales volume. Ero Copper Corp. December 31, 2021 MD&A | Page 11

2 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Revenues from gold sales in Q4 2021 was $14.9 million (Q4 2020 - $18.6 million), which included the sale of 7,779 ounces of gold at a realized price of $1,784 per ounce, compared to 10,100 ounces of gold at a realized price of $1,867 per ounce for Q4 2020. The decrease in revenues was primarily attributable to lower realized prices and lower sales volume than in the comparative quarter. 2. Cost of sales for Q4 2021 from copper sales was $43.6 million (Q4 2020 - $25.8 million) which primarily comprised of $11.6 million (Q4 2020 - $8.0 million) in depreciation and depletion, $11.2 million (Q4 2020 - $6.2 million) in salaries and benefits, $6.8 million (Q4 2020 - $3.8 million) in materials and consumables, $4.8 million (Q4 2020 - $3.1 million) in maintenance costs, $4.7 million (Q4 2020 - $2.9 million) in contracted services, $2.3 million (Q4 2020 - $1.7 million) in utilities and $2.0 million (Q4 2020 - $1.4 million) in sales expenses. The increase in cost of sales in Q4 2021 as compared to Q4 2020 was primarily attributable to a 34% increase in tonnes processed, as well as increases in salaries and benefits and costs in materials and consumables. Cost of sales for Q4 2021 from gold sales was $6.9 million (Q4 2020 - $5.5 million) which primarily comprised of $2.0 million (Q4 2020 - $1.2 million) in depreciation and depletion, $1.3 million (Q4 2020 - $1.1 million) in contracted services, $1.6 million (Q4 2020 - $1.4 million) in salaries and benefits, $0.8 million (Q4 2020 - $0.9 million) in materials and consumables, $0.5 million (Q4 2020 - $0.5 million) in utilities, and $0.4 million (Q4 2020 - $0.4 million) in maintenance costs. The increase in cost of sales in Q4 2021 as compared to Q4 2020 is primarily attributable to increases in cost of contracted services and salaries and benefits at NX Gold. 3. General and administrative expenses for Q4 2021 was primarily comprised of $4.9 million (Q4 2020 - $2.9 million) in salaries and consulting fees, $3.0 million (Q4 2020 - $2.2 million) in office and administration expenses, $3.0 million (Q4 2020 - $2.5 million) in incentive payments, and $0.7 million (Q4 2020 - $0.2 million) in travel-related costs. The increase in general and administrative expenses was attributed to an increase in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing. 4. Finance expense for Q4 2021 was $2.3 million (Q4 2020 - $2.6 million) and is primarily comprised of interest on loans at the corporate head office of $0.3 million (Q4 2020 - $1.6 million), accretion of deferred revenue of $0.9 million (Q4 2020 - $nil), accretion of the asset retirement obligations of $0.4 million (Q4 2020 - $0.2 million) and other finance expense of $0.2 million (Q4 2020 - $1.0 million). The overall decrease in finance expense in Q4 2021 as compared to Q4 2020 is primarily attributable to overall lower debt levels partially offset by an increase in non-cash accretion expense on deferred revenue. 5. Foreign exchange loss for Q4 2021 was $4.4 million (Q4 2020 - $27.1 million gain). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $3.3 million (Q4 2020 - $27.7 million gain), foreign exchange loss on USD denominated debt of $1.6 million (Q4 2020 - $7.7 million gain) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $6.2 million (Q4 2020 - $7.8 million loss) and other foreign exchange gains of $0.1 million (Q4 2020 - $0.4 million losses). The foreign exchange gains were primarily a result of a weakening of BRL against USD in Q4 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark- to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates. 6. In Q4 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. 7. In Q4 2021, the Company recognized $4.5 million in income tax expense (Q4 2020 - $13.2 million expense), primarily as a result of an increase in taxable income from operations. 8. The foreign currency translation loss is a result of a weakening of the BRL against the USD during Q4 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2021 MD&A | Page 12

2 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 The following table provides a summary of the annual financial results of the Company for 2021, 2020 and 2019. Tabular amounts are in thousands of US dollars, except share and per share amounts. Year ended December 31, Notes 2021 2020 2019 Revenue 1 $ 489,915 $ 324,076 $ 284,843 Cost of sales 2 (171,057) (135,939) (162,817) Gross profit 318,858 188,137 122,026 Expenses General and administrative 3 (38,846) (27,927) (32,817) Share-based compensation (7,848) (9,064) (5,792) Income before the undernoted 272,164 151,146 83,417 Finance income 2,991 1,346 701 Finance expense 4 (12,159) (15,449) (20,428) Foreign exchange loss 5 (21,968) (79,805) (5,148) NX Gold Stream transaction fees (1,219) — (1,783) Recovery of value added taxes 6 — 8,886 21,584 Other expenses (2,889) (4,701) 1,448 Income before income taxes 236,920 61,423 79,791 Income tax expense Current (22,428) (9,675) (10,645) Deferred (11,860) 750 28,271 7 (34,288) (8,925) 17,626 Net income for the period $ 202,632 $ 52,498 $ 97,417 Other comprehensive loss Foreign currency translation loss 8 (24,252) (49,553) (4,941) Comprehensive income $ 178,380 $ 2,945 $ 92,476 Net income per share attributable to owners of the Company Basic $ 2.27 $ 0.60 $ 1.08 Diluted $ 2.21 $ 0.56 $ 1.01 Weighted average number of common shares outstanding Basic 88,602,367 86,368,535 85,244,277 Diluted 90,963,452 92,213,628 91,390,425 Notes: 1. Revenues from copper sales in 2021 was $424.0 million (2020 - $260.9 million), which included the sale of 100,788,419 lbs of copper compared to 94,387,312 lbs of copper for Fiscal 2020. The increase in revenues is primarily attributed to higher realized copper prices and increased sales volume compared to the prior year. Revenues from gold sales in 2021 was $66.0 million (2020 - $63.2 million), which included the sale of 37,437 ounces of gold at a realized price of $1,783 per ounce, compared to 35,855 ounces of gold sold at a realized price of $1,795 per ounce in 2020. The increase in revenues was attributable to higher sales volume compared to the prior year. Ero Copper Corp. December 31, 2021 MD&A | Page 13

2 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2. Cost of sales for 2021 from copper sales was $142.9 million (2020 - $114.5 million) which consisted of $39.2 million (2020 - $35.7 million) in depreciation and depletion, $33.2 million (2020 - $24.6 million) in salaries and benefits, $22.8 million (2020 - $15.1 million) in materials and consumables, $16.4 million (2020 - $12.5 million) in maintenance costs, $15.5 million (2020 - $14.8 million) in contracted services, $8.5 million (2020 - $6.5 million) in utilities and $6.7 million (2020 - $4.9 million) in sales expenses. The increase in cost of sales was primarily attributed to a 6% increase in copper tonnes sold, increases in salaries and benefits and increased costs in materials and consumables at MCSA, as well as preventative maintenance conducted to help prepare the MCSA Mining Complex mill for expanded operations and higher throughput. Cost of sales for 2021 from gold sales was $28.2 million (2020- $21.4 million) which primarily comprised of $7.8 million (2020 - $3.5 million) in depreciation and depletion, $6.3 million (2020 - $5.5 million) in salaries and benefits, $5.8 million (2020 - $3.7 million) in contracted services, $3.6 million (2020 - $3.8 million) in materials and consumables, $2.2 million (2020 - $2.2 million) in utilities, $1.7 million (2020 - $2.1 million) in maintenance costs, and $0.2 million (2020 - $0.2 million) in other costs. The increase in cost of sales was primarily attributed to increase in depreciation and depletion and contracted services. 3. General and administrative expenses for 2021 was primarily comprised of $17.0 million (2020 - $12.2 million) with respect to salaries and consulting fees, $9.1 million (2020 - $7.1 million) in office and sundry expenses, $7.1 million (2020 - $6.1 million) in incentive payments, $3.3 million (2020 - $1.2 million) in travel-related costs, and $1.6 million (2020 - $1.1 million) in professional fees. The increase in general and administrative expenses in 2021 was primarily attributable to an increase in in corporate headcount and administrative activities to support overall growth in operations, as well as to enhance governance and compliance with the Company's recent NYSE listing. In addition, 2021 saw the resumption of travel activities which was restricted during the onset of COVID-19 in early 2020. 4. Finance expense for 2021 was $12.2 million (2020 - $15.4 million) and was primarily comprised of interest on loans at the corporate head office of $4.4 million (2020 - $6.7 million), other finance expense of $3.4 million (2020 - $1.2 million), accretion of the asset retirement obligations of $1.1 million (Fiscal 2020 - $0.9 million), accretion of deferred revenue of $1.5 million (2020 - $nil), interest on loans and borrowings at MCSA and NX Gold of $0.8 million (2020 - $3.2 million), commitment fees of $1.0 million (2020 - $0.5 million), lease interest of $0.4 million (2020 - $0.2 million), and gain on interest rate swap derivatives of $0.5 million (2020 - $2.7 million loss). 5. Foreign exchange loss for 2021 was $22.0 million (2020 - $79.8 million loss). This amount was primarily comprised of realized foreign exchange loss on derivative contracts of $22.2 million (2020 - $20.8 million loss) and a foreign exchange loss on USD denominated debt of $5.4 million (2020 - $24.2 million loss) in MCSA for which the functional currency is the BRL, partially offset by foreign exchange gain on unrealized derivative contracts of $3.9 million (2020 - $34.5 million loss) and an increase in other exchange gains. The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates. During 2021, the BRL weakened 7% against the USD. The foreign exchange gains/losses on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates. 6. In 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. 7. In 2021, the Company recognized a $34.3 million income tax expense (2020 - income tax expense of $8.9 million), primarily comprised of current tax arising from an increase in taxable income in mining operations. 8. The foreign currency translation income/loss is a result of weakening of the BRL against the USD during 2021 when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s consolidated financial statements. Ero Copper Corp. December 31, 2021 MD&A | Page 14

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Dec. 31,[1] 2021	Sep. 30,[2] 2021	Jun. 30, 2021	Mar. 31,[3] 2021	Dec. 31, 2020	Sep. 30,[4] 2020	Jun. 30,[5] 2020	Mar. 31,[6] 2020
Revenue	$ 134.9	$ 111.8	$ 120.7	$ 122.5	$ 91.2	$ 94.3	$ 70.8	$ 67.7
Cost of sales	$ (50.5)	$ (43.8)	$ (37.0)	$ (39.7)	$ (32.9)	$ (31.2)	$ (30.1)	$ (37.1)
Gross profit	$ 84.4	$ 68.0	$ 83.7	$ 82.8	$ 58.3	$ 59.6	$ 39.5	$ 30.7
Net income (loss) for period	$ 60.2	$ 26.4	$ 84.0	$ 32.1	$ 66.3	$ 31.4	$ 7.7	$ (53.0)
Income (loss) per share attributable to the owners of the Company								
- Basic	$ 0.67	$ 0.29	$ 0.95	$ 0.36	$ 0.75	$ 0.36	$ 0.09	$ (0.62)
- Diluted	$ 0.65	$ 0.28	$ 0.89	$ 0.34	$ 0.71	$ 0.34	$ 0.08	$ (0.62)
Weighted average number of common shares outstanding								
- Basic	89,637,768	88,449,567	88,251,995	88,064,312	87,321,832	86,448,318	85,933,443	85,759,194
- Diluted	91,727,452	93,255,615	93,314,274	92,902,306	92,642,103	91,961,897	91,428,969	85,759,194

Notes:

1. During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

2. During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

3. During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

4. During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

   During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

5. During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss

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2 4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic. 6. During the quarter ended March 31, 2020, the Company recognized a $81.9 million in foreign exchange losses. The foreign exchange losses were mainly comprised of a $26.9 million loss associated with USD denominated debt held by MCSA, whose functional currency is the BRL, and $52.7 million losses associated with unrealized losses on foreign exchange currency collar contracts. These foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and the BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic. LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS Liquidity As at December 31, 2021, the Company held cash and cash equivalents of $130.1 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents have increased by $67.6 million since December 31, 2020. The Company’s cash flows from operating, investing, and financing activities during 2021 are summarized as follows: • Cash from operating activities of $364.6 million, primarily consists of: ◦ $296.4 million of EBITDA (see Non-IFRS Measures); and ◦ $100.0 million upfront advance from Royal Gold for the NX Gold Transaction; net of: ◦ $22.2 million of derivative contract settlements; and ◦ $9.1 million of income taxes paid Partially offset by: • Cash used in investing activities of $179.5 million, including: ◦ $169.2 million of additions to mineral property, plant and equipment; ◦ $12.7 million of additions to exploration and evaluation assets net of: ◦ $2.3 million from other investments, consisting of interest from short-term investments • Cash used in financing activities of $115.4 million including: ◦ $113.2 million of repayment in loans and borrowings; ◦ $4.2 million of payment of interest on loans and borrowings; ◦ $4.8 million of lease payments; ◦ $4.2 million of other finance expenses net of: ◦ $5.6 million proceeds from exercise of stock options and warrants. As at December 31, 2021, the Company had working capital of $86.0 million and available liquidity of $230.1 million. Ero Copper Corp. December 31, 2021 MD&A | Page 16

2 5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Capital Resources The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future. At December 31, 2021, the Company had available liquidity of $230.1 million, including $130.1 million in cash and cash equivalents and $100.0 million of undrawn availability under its $150 million senior secured revolving credit facility. The Company ended the year with unrestricted cash and cash equivalents of $130.1 million compared to $62.5 million at December 31, 2020. The increase is primarily due to an increase in cash from mining operations and a $100.0 million upfront payment from the NX Gold Transaction. At December 31, 2020, the Company had a $150.0 million credit facility from a syndicate of Canadian financial institutions. The credit facility was comprised of $75.0 million in senior secured non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) (collectively, the "Old Facilities). The Term Facility was to mature on March 31, 2024 and required principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility was payable in full at maturity on March 31, 2024. The Old Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio. During the year ended December 31, 2021, the Old Facilities were amended and combined into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) with maturity date of March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the New Revolving Credit Facility are on a sliding scale between 0.56% to 1.06% During the year, the Company used its cash on hand, bolstered by proceeds from the NX Gold Transaction, to repay $100.0 million of principal on its $150.0 million senior secured revolving credit facility. As of December 31, 2021, $50.0 million was drawn on the New Revolving Credit Facility. The Company is required to comply with certain financial covenants. As of the date of the consolidated financial statements, the Company is in compliance with these covenants. The New Revolving Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants that remain unchanged from those of the Facilities. In February 2022, the Company closed an offering of $400 million aggregate principal amount of Senior Notes due 2030 (the “Notes”). Interest on the Notes accrues at an annual rate of 6.50%, payable semi-annually in arrears. The Notes mature on February 15, 2030. MCSA is currently the only guarantor of the Notes on a senior unsecured basis. The Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge. Estimated transaction costs related to the offering of the Notes was $8.5 million. Pursuant to closing of the Notes offering, the Company repaid the outstanding balance under its New Revolving Credit Facility of approximately $50 million and reduced the size of its New Revolving Senior Credit Facility from $150 million to $75 million, with an accordion option to increase to $100.0 million at the election of the Company. Ero Copper Corp. December 31, 2021 MD&A | Page 17

Contractual Obligations and Commitments

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

In August 2021, the Company completed the closing of a precious metals purchase agreement with Royal Gold whereby the Company is obligated to sell a portion of its gold production from the NX gold mine at contract prices (see "NX Gold Transaction" section in this MD&A for further information).

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

COVID-19 continues to have a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain COVID-19 and mutations thereto may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 and mutations thereto in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

New waves of COVID-19 and mutations thereto could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as imposing entry restrictions at or the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 130,129	$ 62,508
Accounts receivable	30,704	20,353
Deposits and other non-current assets	1,295	595
	$ 162,128	$ 83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company's exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has

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ERO COPPER ANNUAL REPORT 2021

2 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2021 and 2020 nor recognized a provision for credit losses. Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2021 relates to $7.8 million (December 31, 2020 – $7.4 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2021 on $63.8 million due to an intercompany loan balance (December 31, 2020 - $83.1 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $7.0 million and $13.9 million, respectively (2020 – $8.9 million and $17.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2020 – $0.2 million and $0.4 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $179.5 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.24 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar. The maturity dates of these contracts are from January 3, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2021 was a liability of $28.7 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 2.80%, foreign exchange rate of approximately 5.59—6.17, and volatility of 15.69% - 17.92%. The change in fair value of foreign exchange collar contracts was a gain of $3.9 million for the year ended December 31, 2021 (a loss of $34.5 million for the year ended December 31, 2020) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2021, the Company recognized a realized loss of $22.2 million (realized loss of $20.8 million for the year ended December 31, 2020) related to the settlement of foreign currency forward collar contracts. Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.5 million. Based on the Company’s net exposure at December 31, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below. Ero Copper Corp. December 31, 2021 MD&A | Page 19

2 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 In order to mitigate the above volatility due to variable rates on loans, December 31, 2021the Company entered into an interest rate swap contract to manage interest rate risk. At December 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at December 31, 2021 was a liability of $1.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. For the year ended December 31, 2021, the Company recognized a realized loss of $0.8 million (a realized loss of $1.6 million for the year ended December 31, 2020) and an unrealized gain of $1.3 million (an unrealized loss of $1.1 million for the year ended December 31, 2020), respectively, in relation to its interest rate swap derivatives. Price risk The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at December 31, 2021, a 10% change in the price of copper would have an impact of $0.2 million on pre-tax net income. For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”). OTHER FINANCIAL INFORMATION Off-Balance Sheet Arrangements As at December 31, 2021, the Company had no material off-balance sheet arrangements. Contingencies Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur. MCSA is subject to a number of claims (including claims related to tax, labour and social security matters and civil action) in the course of its business which individually are not material and have not been accrued for in the Company’s financial statements as it is not probable that a cash outflow will occur. While the Company believes that these claims are unlikely to be successful, if all such existing claims were decided against it, the Company could be exposed to a liability of up to approximately $21.0 million as at December 31, 2021 (December 31, 2020 - $21.8 million), which could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows or prospects. Ero Copper Corp. December 31, 2021 MD&A | Page 20

Outstanding Share Data

As of March 8, 2022, the Company had 90,234,378 common shares issued and outstanding.

Related Party Disclosures

For the year ended December 31, 2021, amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

Related party transactions are disclosed in the consolidated financial statements for the year ended December 31, 2021.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company's significant accounting policies and accounting estimates are contained in the Company's consolidated financial statements for the year ended December 31, 2021. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, mine reclamation and closure costs, decommissioning liabilities provisions and income taxes involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Local Currency Operating Metrics – Presented in Brazilian Real

Costs (MSCA Operations)	2021 - Q4	2021 - Q3	2021	2020 - Q4	2020
Mining:					
UG (Pilar)	R$ 48,665	R$ 45,235	R$ 168,130	R$ 40,532	R$ 140,335
UG (Vermelhos)	40,335	36,899	140,431	28,149	121,950
OP	14,644	—	14,644	—	—
Processing	35,237	27,613	116,337	21,657	82,905
Indirect	22,467	23,506	78,360	18,897	60,756
Production costs	161,348	133,253	517,902	109,235	405,946
By-product credits	(34,922)	(26,138)	(124,281)	(24,246)	(88,328)
Treatment, refining and other	14,815	1,420	22,676	(2,854)	6,637
C1 cash costs	R$ 141,241	R$ 108,535	R$ 416,297	R$ 82,135	R$ 324,255

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ERO COPPER ANNUAL REPORT 2021

3 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Breakdown Mined and Processed (tonnes) 2021 - Q4 2021 - Q3 2021 2020 - Q4 2020 Total Mined (t) 649,566 518,432 2,258,807 588,792 2,521,263 Total Processed (t) 646,319 572,666 2,370,571 483,447 2,271,625 Cu Production (t) 11,918 10,057 45,511 10,018 42,814 UG Mining Total - R$/tonne mined 150.59 131.16 133.69 116.65 104.03 Pilar - R$/tonne mined 149.28 121.29 121.22 103.55 89.60 Vermelhos - R$/tonne mined 152.21 145.71 152.48 142.63 127.70 OP Mining - R$/tonne mined 10.45 n/a 10.45 n/a n/a Processing - R$/S tonne processed 54.46 48.24 49.07 44.80 36.50 Indirect - R$/S tonne processed 34.72 41.06 33.05 39.09 26.75 The above only includes amounts from MCSA. NX Gold operations are excluded. Capital Expenditures The following table presents capital expenditures at the Company’s operations. 2021 - Q4 2021 - Q3 2021 2020 - Q4 2020 MCSA Operations Pilar Mine and Caraíba Mill Complex $ 32,300 $ 33,322 $ 95,721 $ 12,464 $ 54,487 Vermelhos Mine 1,490 1,932 8,015 3,579 14,022 Boa Esperanҫa Project 4,055 1,656 6,107 61 178 Capital Expenditure $ 37,845 $ 36,910 $ 109,843 $ 16,104 $ 68,687 Capex Development (included in above) 7,898 8,374 31,965 7,111 31,929 Exploration 7,639 13,788 38,436 7,702 31,880 NX Gold Operations Capital Expenditure $ 13,269 $ 3,916 $ 24,299 $ 3,843 $ 12,981 Capex Development (included in above) 1,522 2,145 7,038 1,407 6,675 Exploration 3,976 3,000 11,195 1,454 4,257 Ero Copper Corp. December 31, 2021 MD&A | Page 22

3 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements. Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented. C1 Cash Cost of Copper Produced (per lb) C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure. Reconciliation: 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Cost of production $ 30,016 $ 24,693 $ 17,850 $ 96,975 $ 73,893 Add (less): Transportation costs & other 1,998 1,842 1,040 6,331 3,947 Treatment, refining, and other 2,645 277 (554) 4,093 1,192 By-product credits (6,250) (5,011) (4,493) (22,983) (17,005) Incentive payments (3,482) (663) (761) (5,527) (2,741) Net change in inventory 654 (384) 888 (1,697) 2,271 Foreign exchange translation and other (293) (3) 1,225 (97) 1,525 C1 cash costs $ 25,288 $ 20,751 $ 15,195 $ 77,095 $ 63,082 Ero Copper Corp. December 31, 2021 MD&A | Page 23

3 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Costs Mining $ 18,560 $ 15,706 $ 12,727 $ 59,867 $ 51,007 Processing 6,365 5,282 4,013 21,585 16,124 Indirect 3,968 4,497 3,502 14,533 11,764 Production costs 28,893 25,485 20,242 95,985 78,895 By-product credits (6,250) (5,011) (4,493) (22,983) (17,005) Treatment, refining and other 2,645 277 (554) 4,093 1,192 C1 cash costs $ 25,288 $ 20,751 $ 15,195 $ 77,095 $ 63,082 Costs per pound Payable copper produced (lb, 000) 26,275 22,170 22,086 100,333 94,388 Mining $ 0.71 $ 0.71 $ 0.58 $ 0.60 $ 0.54 Processing $ 0.24 $ 0.24 $ 0.18 $ 0.22 $ 0.17 Indirect $ 0.15 $ 0.20 $ 0.16 $ 0.14 $ 0.12 By-product credits $ (0.24) $ (0.23) $ (0.20) $ (0.23) $ (0.18) Treatment, refining and other $ 0.10 $ 0.02 $ (0.03) $ 0.04 $ 0.01 C1 cash costs of copper produced (per lb) $ 0.96 $ 0.94 $ 0.69 $ 0.77 $ 0.67 C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce) C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by- product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures. AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures. The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2021 MD&A | Page 24

3 3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Reconciliation: 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Cost of production $ 4,737 $ 4,936 $ 4,349 $ 19,837 $ 17,480 Add (less): Incentive payments (150) (145) (120) (788) (511) Net change in inventory (16) (176) 255 (27) 140 By-product credits (128) (153) (141) (586) (424) Foreign exchange translation and other 533 608 26 1,398 140 C1 cash costs $ 4,976 $ 5,070 $ 4,369 $ 19,834 $ 16,825 Site general and administrative 699 601 721 1,976 2,420 Accretion of mine closure and rehabilitation provision 42 285 88 215 268 Sustaining capital expenditure 736 552 600 2,300 1,033 Sustaining leases 1,083 216 502 2,326 1,613 Royalties and production taxes 235 261 281 1,036 952 AISC $ 7,771 $ 6,985 $ 6,561 $ 27,687 $ 23,111 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Costs Mining $ 2,403 $ 2,247 $ 2,280 $ 9,394 $ 8,194 Processing 1,843 2,005 1,624 7,465 6,462 Indirect 858 971 606 3,561 2,593 Production costs 5,104 5,223 4,510 20,420 17,249 By-product credits (128) (153) (141) (586) (424) C1 cash costs $ 4,976 $ 5,070 $ 4,369 $ 19,834 $ 16,825 Site general and administrative 699 601 721 1,976 2,420 Accretion of mine closure and rehabilitation provision 42 285 88 215 268 Sustaining capital expenditure 736 552 600 2,300 1,033 Sustaining leases 1,083 216 502 2,326 1,613 Royalties and production taxes 235 261 281 1,036 952 AISC $ 7,771 $ 6,985 $ 6,561 $ 27,687 $ 23,111 Costs per ounce Payable gold produced (ounces) 8,544 9,426 10,789 37,798 36,830 Mining $ 281 $ 238 $ 211 $ 249 $ 222 Processing $ 216 $ 213 $ 151 $ 197 $ 175 Indirect $ 100 $ 103 $ 56 $ 94 $ 70 By-product credits $ (15) $ (16) $ (13) $ (15) $ (12) C1 cash costs of gold produced (per ounce) $ 582 $ 538 $ 405 $ 525 $ 457 AISC of gold produced (per ounce) $ 910 $ 741 $ 608 $ 732 $ 628 Ero Copper Corp. December 31, 2021 MD&A | Page 25

3 4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Realized Gold Price (per ounce) Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure. (in '000s except for ounces and price per ounce) 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 NX Gold revenue $ 14,924 $ 15,535 $ 18,606 $ 65,961 $ 63,188 less: by-product credits (128) (153) (141) (586) (424) Gold revenue, net $ 14,796 $ 15,382 $ 18,465 $ 65,375 $ 62,764 add: royalty taxes 174 261 283 976 962 add: smelting and refining charges 49 81 71 263 483 add: metal discounts 33 35 41 147 142 Gold revenue, gross $ 15,052 $ 15,759 $ 18,861 $ 66,761 $ 64,351 - spot (cash) $ 11,649 $ 10,058 $ 18,861 $ 57,657 $ 64,351 - stream (cash) $ 682 $ 1,143 n/a $ 1,825 n/a - stream (amortization of deferred revenue) $ 2,721 $ 4,558 n/a $ 7,279 n/a Total gold ounces sold(1) 8,437 9,027 10,100 37,437 35,855 - spot 6,517 5,774 10,100 32,264 35,855 - stream 1,920 3,253 n/a 5,173 n/a Realized gold price (per ounce) $ 1,784 $ 1,746 $ 1,867 $ 1,783 $ 1,795 - spot $ 1,787 $ 1,742 $ 1,867 $ 1,787 $ 1,795 - stream (cash + amort. of deferred revenue) $ 1,772 $ 1,753 n/a $ 1,760 n/a - cash (spot cash + stream cash) $ 1,462 $ 1,241 $ 1,867 $ 1,589 $ 1,795 (1) Gold ounces delivered under the stream during 2021 Q3 included May and June production based on effective date of the NX Gold Transaction. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes. The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2021 MD&A | Page 26

3 5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Reconciliation: 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Net Income $ 60,212 $ 26,384 $ 66,342 $ 202,632 $ 52,498 Adjustments: Finance expense 2,296 3,787 2,556 12,159 15,449 Income tax expense 4,528 6,069 13,234 34,288 8,925 Amortization and depreciation 13,675 12,233 9,161 47,291 39,348 EBITDA $ 80,711 $ 48,473 $ 91,293 $ 296,370 $ 116,220 Foreign exchange loss (gain) 4,419 19,642 (27,142) 21,968 79,805 Share based compensation 981 2,041 2,549 7,848 9,064 Incremental COVID-19 costs 669 1,485 481 4,459 1,968 NX Gold stream transaction fees — 1,219 — 1,219 — Adjusted EBITDA $ 86,780 $ 72,860 $ 67,181 $ 331,864 $ 207,057 Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company “Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures. The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure. Ero Copper Corp. December 31, 2021 MD&A | Page 27

3 6 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Reconciliation: 2021 - Q4 2021 - Q3 2020 - Q4 2021 2020 Net income as reported attributable to the owners of the Company $ 59,804 $ 26,081 $ 65,786 $ 201,053 $ 51,622 Adjustments: Share based compensation 981 2,041 2,549 7,848 9,064 Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA 1,642 4,618 (7,682) 5,348 24,093 Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts, net of tax (2,648) 10,417 (23,077) (3,188) 29,411 Incremental COVID-19 costs 664 1,479 481 4,434 1,968 NX Gold stream transaction fees — 1,219 — 1,219 — Unrealized (gain) loss on interest rate derivative contracts (714) (147) (640) (1,270) 1,137 Adjusted net income attributable to owners of the Company $ 59,729 $ 45,708 $ 37,417 $ 215,444 $ 117,295 Weighted average number of common shares Basic 89,637,768 88,449,567 87,321,832 88,602,367 86,368,535 Diluted 91,727,452 93,255,615 92,642,103 90,963,452 92,213,628 Adjusted EPS Basic $ 0.67 $ 0.52 $ 0.43 $ 2.43 $ 1.36 Diluted $ 0.65 $ 0.49 $ 0.40 $ 2.37 $ 1.27 Net (Cash) Debt Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s consolidated financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2021 September 30, 2021 December 31, 2020 Current portion of loans and borrowings $ 4,344 $ 3,713 $ 12,539 Long-term portion of loans and borrowings 54,906 51,667 155,563 Less: Cash and cash equivalents (130,129) (92,646) (62,508) Short-term investments — (26,408) — Net (cash) debt $ (70,879) $ (63,674) $ 105,594 Ero Copper Corp. December 31, 2021 MD&A | Page 28

3 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Working Capital and Available Liquidity Working capital is calculated as current assets less current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s consolidated financial statements as at the periods presented. December 31, 2021 December 31, 2020 Current assets $ 208,686 $ 127,541 Less: Current liabilities (122,660) (91,720) Working capital $ 86,026 $ 35,821 Cash and cash equivalents 130,129 62,508 Available undrawn revolving credit facilities 100,000 11,621 Available liquidity $ 230,129 $ 74,129 Disclosure Controls and Procedures and Internal Control over Financial Reporting The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework. The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As required by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, the Company’s management conducted an evaluation of the design and operating effectiveness of the Company’s DC&P and ICFR and concluded that the Company’s DC&P and ICFR were effective as of December 31, 2021. There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the year ended December 31, 2021. Ero Copper Corp. December 31, 2021 MD&A | Page 29

3 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company (the “Boa Esperança Technical Report”). Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov. The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Ero Copper Corp. December 31, 2021 MD&A | Page 30

3 9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Property and the Boa Esperança Property, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the MCSA Mining Complex and the Boa Esperança Property; the timing and amount of future production at the MCSA Mining Complex, the Boa Esperança Property and the NX Gold Property; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”. The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; Ero Copper Corp. December 31, 2021 MD&A | Page 31

4 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered. ADDITIONAL INFORMATION Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov. Ero Copper Corp. December 31, 2021 MD&A | Page 32

4 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 C O N S O L I D AT E D F I N A N C I A L S TAT E M E N T S F O R T H E Y E A R S E N D E D D E C E M B E R 3 1 , 2 0 2 1 A N D 2 0 2 0

4 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone Fax Internet (604) 691-3000 (604) 691-3031 www.kpmg.ca Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Ero Copper Corp. Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ KPMG LLP Chartered Professional Accountants We have served as the Company’s auditor since 2017. Vancouver, Canada March 8, 2022

4 3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 TABLE OF CONTENTS CONSOLIDATED FINANCIAL STATEMENTS 44 Consolidated Statements of Financial Position 45 Consolidated Statements of Operations and Comprehensive Income 46 Consolidated Statements of Cash Flow 47 Consolidated Statements of Changes in Shareholders’ Equity NOTES TO CONSOLIDATED FINANCIAL STATEMENTS General 48 Note 1. Nature of Operations 48 Note 2. Basis of Preparation 52 Note 3. Significant Accounting Policies 61 Note 4. Segment Disclosure Statements of Financial Position 63 Note 5. Inventories 64 Note 6. Other Current Assets 65 Note 7. Mineral, Property, Plant and Equipment 66 Note 8. Exploration and Evaluation Assets 66 Note 9. Accounts Payable and Accrued Liabilities 66 Note 10. Loans and Borrowings 68 Note 11. Deferred Revenue 69 Note 12. Provision for rehabilitation and closure costs 69 Note 13. Other Non-current Liabilities 69 Note 14. Share Capital Statements of Earnings 74 Note 15. Revenue 74 Note 16. Cost of Sales 74 Note 17. General and Administrative Expenses 75 Note 18. Finance Expense 75 Note 19. Foreign Exchange Loss 75 Note 20. Income Taxes Other Items 77 Note 21. Related Party Transactions 77 Note 22. Financial Instruments 80 Note 23. Capital Management 80 Note 24. Supplemental Cash Flow Information 80 Note 25. Contingencies 81 Note 26. Subsequent events

4 4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Notes December 31, 2021 December 31, 2020 ASSETS Current Cash and cash equivalents $ 130,129 $ 62,508 Accounts receivable 30,704 20,353 Inventories 5 26,019 25,496 Other current assets 6 21,834 19,184 208,686 127,541 Non-Current Mineral, property, plant and equipment 7 445,428 333,702 Exploration and evaluation assets 8 32,038 21,024 Deferred income tax assets 20 2,315 14,223 Deposits and other non-current assets 1,295 609 481,076 369,558 Total Assets $ 689,762 $ 497,099 LIABILITIES Current Accounts payable and accrued liabilities 9 $ 66,546 $ 47,243 Current portion of loans and borrowings 10 4,344 12,539 Current portion of deferred revenue 11 10,511 — Income taxes payable 7,191 3,996 Current portion of derivatives 22 29,357 26,540 Current portion of lease liabilities 4,711 1,402 122,660 91,720 Non-Current Loans and borrowings 10 54,906 155,563 Deferred revenue 11 83,711 — Provision for rehabilitation and closure costs 12 19,037 18,970 Derivatives 22 366 10,811 Lease liabilities 2,399 346 Other non-current liabilities 13 11,193 5,614 171,612 191,304 Total Liabilities 294,272 283,024 SHAREHOLDERS’ EQUITY Share capital 14 133,072 126,152 Equity reserves (94,910) (67,291) Retained earnings 354,895 153,842 Equity attributable to owners of the Company 393,057 212,703 Non-controlling interests 2,433 1,372 395,490 214,075 Total Liabilities and Equity $ 689,762 $ 497,099 Contingencies (Note 25); Commitments (Note 11); Subsequent Events (Notes 8, 10, and 26) APPROVED ON BEHALF OF THE BOARD: "David Strang" , CEO and Director "Matthew Wubs" , Director Ero Copper Corp. Consolidated Statements of Financial Position (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 1

4 5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Year ended December 31, Notes 2021 2020 Revenue 15 $ 489,915 $ 324,076 Cost of sales 16 (171,057) (135,939) Gross profit 318,858 188,137 Expenses General and administrative 17 (38,846) (27,927) Share-based compensation 14 (f) (7,848) (9,064) Income before the undernoted 272,164 151,146 Finance income 2,991 1,346 Finance expense 18 (12,159) (15,449) Foreign exchange loss 19 (21,968) (79,805) Recovery of value added taxes 6 — 8,886 NX Gold PMPA transaction fees 15 (1,219) — Other expenses (2,889) (4,701) Income before income taxes 236,920 61,423 Income tax expense Current (22,428) (9,675) Deferred (11,860) 750 20 (34,288) (8,925) Net income for the year $ 202,632 $ 52,498 Other comprehensive loss Foreign currency translation loss (24,252) (49,553) Comprehensive income $ 178,380 $ 2,945 Net income attributable to: Owners of the Company 201,053 51,622 Non-controlling interests 1,579 876 $ 202,632 $ 52,498 Comprehensive income attributable to: Owners of the Company 176,898 2,267 Non-controlling interests 1,482 678 $ 178,380 $ 2,945 Net income per share attributable to owners of the Company Basic 14 (g) $ 2.27 $ 0.60 Diluted 14 (g) $ 2.21 $ 0.56 Weighted average number of common shares outstanding Basic 14 (g) 88,602,367 86,368,535 Diluted 14 (g) 90,963,452 92,213,628 Ero Copper Corp. Consolidated Statements of Operations and Comprehensive Income (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 2

4 6 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Year ended December 31, Notes 2021 2020 Cash Flows from Operating Activities Net income for the year $ 202,632 $ 52,498 Adjustments for: Amortization and depreciation 47,290 39,348 Income tax expense 34,288 8,925 Amortization of deferred revenue 15 (7,279) — Recovery of value added taxes — (8,886) Share-based compensation 14 (f) 7,848 9,064 Finance income (2,991) (1,346) Finance expenses 18 12,159 15,449 Foreign exchange loss 20,277 79,805 Other (1,164) 1,697 Changes in non-cash working capital items 24 (15,098) (9,532) 297,962 187,022 Upfront advance from NX Gold PMPA 11 100,000 — Derivative contract settlements 19 (22,240) (20,804) Provision settlements (2,039) (1,585) Income taxes paid (9,094) (1,796) 364,589 162,837 Cash Flows used in Investing Activities Additions to mineral property, plant and equipment (169,159) (117,607) Additions to exploration and evaluation assets (12,672) (199) Other investments 2,305 1,250 (179,526) (116,556) Cash Flows (used in) / from Financing Activities Restricted cash — 1,500 Lease liability payments (4,843) (4,337) New loans and borrowings, net of finance costs 5,471 68,997 Loans and borrowings repaid (113,240) (57,425) Interest paid on loans and borrowings (4,164) (9,693) Other finance expenses paid (4,204) (3,156) Proceeds from exercise of stock options and warrants 5,550 4,402 (115,430) 288 Effect of exchange rate changes on cash and cash equivalents (2,012) (5,546) Net increase in cash and cash equivalents 67,621 41,023 Cash and cash equivalents - beginning of year 62,508 21,485 Cash and cash equivalents - end of year $ 130,129 $ 62,508 Supplemental cash flow information (note 24) Ero Copper Corp. Consolidated Statements of Cash Flow (Amounts in thousands of US Dollars) The accompanying notes are an integral part of these consolidated financial statements Page 3

4 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Share Capital Equity Reserves Notes Number of shares Amount Contributed Surplus Foreign Exchange Retained Earnings Total Non- controlling interest Total equity Balance, December 31, 2019 85,703,646 $ 120,492 $ 9,084 $ (33,573) $ 102,220 $ 198,223 $ 835 $ 199,058 Income for the year — — — — 51,622 51,622 876 52,498 Other comprehensive loss for the year — — — (49,355) — (49,355) (198) (49,553) Total comprehensive income (loss) for the year — — — (49,355) 51,622 2,267 678 2,945 Shares issued for: Exercise of options and warrants 2,175,615 5,660 (1,258) — — 4,402 — 4,402 Share-based compensation 14 (f) — — 7,811 — — 7,811 — 7,811 Dividends to non-controlling interest — — — — — — (141) (141) Balance, December 31, 2020 87,879,261 $ 126,152 $ 15,637 $ (82,928) $ 153,842 $ 212,703 $ 1,372 $ 214,075 Income for the year — — — — 201,053 201,053 1,579 202,632 Other comprehensive loss for the year — — — (24,155) — (24,155) (97) (24,252) Total comprehensive income (loss) for the year — — — (24,155) 201,053 176,898 1,482 178,380 Shares issued for: Exercise of options and warrants 2,325,117 6,920 (1,370) — — 5,550 — 5,550 Share-based compensation 14 (f) — — 7,295 — — 7,295 — 7,295 Reclassified as cash-based equity awards 14 (b) — — (9,389) — — (9,389) — (9,389) Dividends to non-controlling interest — — — — — — (421) (421) Balance, December 31, 2021 90,204,378 $ 133,072 $ 12,173 $ (107,083) $ 354,895 $ 393,057 $ 2,433 $ 395,490 Ero Copper Corp. Consolidated Statements of Changes in Shareholders' Equity (Amounts in thousands of US Dollars, except share and per share amounts) The accompanying notes are an integral part of these consolidated financial statements Page 4

4 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 1. Nature of Operations Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”. The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”). MCSA is a Brazilian company which holds a 100% interest in the MCSA Mining Complex and the Boa Esperança Property (Note 8). MCSA’s predominant activity is the production and sale of copper concentrate from the MCSA Mining Complex, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Boa Esperança Property is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil, and consists of a single mineral concession covering an area of 4,034 hectares (“ha”). NX Gold is a Brazilian gold mining company focused on the production and sale of gold as its main product and silver as its by-product. NX Gold wholly owns a 31,096 ha property, located approximately 18 kilometers west of the town of Nova Aventine, in southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of 620 ha, where all gold mining and processing activities occur. The Company continues to have no material disruption to operations, supply chains or sales channels as a result of the COVID-19 pandemic. Since the onset of the COVID-19 in early 2020, the Company has continued to take measures to mitigate the possible impact of COVID-19 on its workforce and operations. There is no guarantee that this will continue to be the case. The extent to which COVID-19 will impact the Company’s workforce, operations, supply chains, or sales channels will depend on future developments which are uncertain and cannot be predicted with confidence. These impacts could include an impact on the Company’s ability to obtain equity financing and/or additional financing, impairments in the value of long-lived assets, continued fluctuation in the value of the Brazilian Real or potential future decreases in revenue or the profitability of ongoing operations. 2. Basis of Preparation (a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee. These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 8, 2022. (b) Basis of Presentation and Principles of Consolidation These consolidated financial statements have been prepared on a historical cost basis except for fair-value through- profit-or-loss and derivative financial instruments, which are measured at fair value. These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation. Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non- controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 5

4 9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary. Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material. (c) Foreign Currency Translation The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss. The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity. (d) Use of Estimates and Judgments In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Critical Judgments Functional currency The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the Brazilian Real. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Legal claims and contingent liabilities The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment. Key Sources of Estimation Uncertainty The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 6

5 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Derivative instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income. Mineral reserve and resource estimates including life of mine plan The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments, for forecasting the timing of payment of mine closure and rehabilitation costs, as well as amortization of deferred revenues. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves. The carrying amounts of the Company’s mineral, property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates, amortization of deferred revenue, and may also result in impairment charges on non-current assets. Mine closure and reclamation costs Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral, property, plant and equipment. Adjustments to the carrying amounts of related mineral, property, plant and equipment can result in a change to future depreciation and depletion expense. Income taxes The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters. The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 7

5 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment. Deferred Revenue Judgment and estimates were required in determining the accounting for the precious metal purchase agreement with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following: a. Future gold prices are used to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and b. Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and the portion of mineral resources anticipated to be converted to mineral reserves. (e) New Accounting Policies, Standards and Interpretations Property, Plant and Equipment - Proceeds before Intended Use On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company has elected to early adopt this standard in 2021, which did not have a material impact on its consolidated financial statements. (f) Future Changes in Accounting Policies Not Yet Effective as of December 31, 2021 The following amendment to accounting standards has been issued but not yet adopted in the financial statements: • In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. Phase 2 of the Interest Rate Benchmark Reform refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates. Phase 2 amendments require the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to this reform rather than applying modification accounting. In addition, the Phase 2 amendments require disclosures to assist users in understanding the effect of the reform on the Company’s financial instruments and risk management strategy. At December 31, 2021, Company had a $150.0 million senior secured revolving credit facility, of which $50.0 million was drawn, which bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. The Company also maintained an interest rate swap Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 8

5 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 contract on a notional amount of $50.0 million, which was swapped for a fixed interest rate of 1.68%. Subsequent to year end, the senior secured revolving credit facility was fully repaid and the interest rate swap contracts were fully settled. There is currently no specific timeline on when the use of LIBOR will cease, but the switch to Secured Overnight Financing Rate (SOFR) is not expected to have a significant impact on the consolidated financial statements. • In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements. 3. Significant Accounting Policies (a) Revenue Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue. Deferred Revenue (note 11) In August 2021, the Company received an upfront cash deposit in connection with a precious metal purchase agreement with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15. Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months. Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is determined based on the rate implicit in the precious metal purchase agreement at the date of inception. Revenue to be recognized from the initial consideration received from the precious metal purchase agreement is considered variable, subject to changes in the total gold ounces to be delivered. Changes to variable consideration are reflected in revenue in profit or loss. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total estimated gold ounces to be delivered and gold prices. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 9

5 3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss. (b) Tax Incentives The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate. (c) Finance Income and Finance Expense Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method. (d) Employee Benefits Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans. (e) Taxation Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 10

5 4 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (f) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity. Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories. Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary and is included in cost of sales. (g) Mineral, Property, Plant and Equipment Mineral, property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses. (i) Acquisition and disposal The cost of mineral, property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets. When parts of mineral, property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral, property, plant and equipment. Gains and losses on disposal of mineral, property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income. (ii) Subsequent costs The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss. (iii) Development and construction-in-progress When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction- in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral, property, plant and equipment. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Construction-in-progress is not depreciated. Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment. Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 11

5 5 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral, property, plant and equipment. (iv) Mineral properties Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate. (v) Stripping costs and development in the production phase Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably. For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity. (vi) Mine closure and rehabilitation costs The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. (vii) Depreciation Items of mineral, property, plant and equipment are depreciated on a straight-line method based on the estimated economic useful life of each component as follows: Buildings Lessor of life of mine or up to 25 years Mining equipment 4 years Mobile equipment & other assets 5 years Mineral properties Units of production Mine closure and rehabilitation costs Units of production or period until remediation Right of use assets Shorter of the term of lease and life of asset The depletion of mineral, properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold. Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 12

5 6 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (h) Exploration and Evaluation Assets Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed. When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off. (i) Financial Instruments Non-derivative financial assets The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Fair values A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows: • Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities. • Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). • Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs). The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 13

5 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability. Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges. Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment. Financial assets at amortized cost Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss. Financial liabilities Financial liabilities are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Derivative instruments Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract. Compound instruments Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component. Share capital Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 14

5 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 Classification and measurement The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table: Measurement Category Financial Assets Cash and cash equivalents Amortized Cost Trade receivables related to provisional priced sales Fair value through profit or loss Other receivables Amortized Cost Deposits Amortized Cost Financial Liabilities Trade payables Amortized Cost Loans and borrowings Amortized Cost Derivatives Fair value through profit or loss Cash and cash equivalents and deposits Cash is comprised of cash on hand and demand deposits. Cash equivalents and deposits are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value. Trade receivables Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses. (j) Impairment i) Financial assets The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the Company’s five primary significant customers are considered to have a low default rate and historical default rates are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2021. Accordingly, the Company did not record a provision for expected credit losses for trade receivables. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 15

5 9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 ii) Non-Financial assets At each reporting date, the carrying amounts of the Company’s mineral, property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. (k) Provisions i) Mine closure and rehabilitation provision The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense. When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis. ii) Other provisions Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 16

6 0 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (l) Share-Based Compensation The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as share-based compensation, with a corresponding increase in equity, over the period that the optionee unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled. (m) Leases A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized. (n) Income per Share Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 17

6 1 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For equity-settled share units (as defined herein, see note 14(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The net income attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in net income for the period. (o) Business combinations The Company applies the acquisition method to account for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities assumed and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill arising from acquisitions is the excess of the sum of a) fair value of consideration transferred, b) the recognized amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount would be recognized in profit or loss immediately. 4. Segment Disclosure Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company’s reporting segments include its two operating mines in Brazil, MCSA and NX Gold, and its corporate head office in Canada. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment. Significant information relating to the Company's reportable segments is summarized in the tables below: Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2021	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$ 423,954	$ 65,961	$ —	$ 489,915
Cost of production	(96,975)	(19,837)	—	(116,812)
Depreciation and depletion	(39,202)	(7,800)	—	(47,002)
Sales expense	(6,726)	(517)		(7,243)
Cost of sales	(142,903)	(28,154)	—	(171,057)
Gross profit	281,051	37,807	—	318,858
Expenses				
General and administrative	(20,444)	(2,560)	(15,842)	(38,846)
Share-based compensation	—	—	(7,848)	(7,848)
Finance income	1,031	1,092	868	2,991
Finance expenses	(5,622)	(889)	(5,648)	(12,159)
Foreign exchange loss	(21,225)	(360)	(383)	(21,968)
NX Gold PMPA transaction fees	—	(1,219)	—	(1,219)
Other expenses	(2,382)	(507)	—	(2,889)
Income (loss) before taxes	232,409	33,364	(28,853)	236,920
Current tax expense	(15,087)	(4,406)	(2,935)	(22,428)
Deferred tax expense	(11,482)	(378)	—	(11,860)
Net income (loss)	$ 205,840	$ 28,580	$ (31,788)	$ 202,632
Assets				
Current	$ 152,703	$ 35,734	$ 20,249	208,686
Non-current	435,265	45,791	20	481,076
Total Assets	$ 587,968	$ 81,525	$ 20,269	$ 689,762
Total Liabilities	$ 116,905	$ 109,679	$ 67,688	294,272

During the year ended December 31, 2021, MCSA had three customers (2020 - two) while NX Gold had two customers (2020 - one).

62
ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2020	MCSA (Brazil)	NX Gold (Brazil)	Corporate (Canada)	Consolidated
Revenue	$ 260,888	$ 63,188	$ —	**$ 324,076**
Cost of production	(73,893)	(17,480)	—	**(91,373)**
Depreciation and depletion	(35,674)	(3,538)	—	**(39,212)**
Sales expenses	(4,937)	(417)	—	**(5,354)**
Cost of sales	(114,504)	(21,435)	—	**(135,939)**
Gross profit	146,384	41,753	—	**188,137**
Expenses				
General and administrative	(16,471)	(1,712)	(9,744)	**(27,927)**
Share-based compensation	—	—	(9,064)	**(9,064)**
Finance income	430	143	773	**1,346**
Finance expenses	(5,789)	(805)	(8,855)	**(15,449)**
Foreign exchange loss	(77,235)	(2,563)	(7)	**(79,805)**
Recovery of value added taxes	7,564	1,322	—	**8,886**
Other expenses	(3,825)	(876)	—	**(4,701)**
Income (loss) before income taxes	51,058	37,262	(26,897)	**61,423**
Current tax expense	(5,117)	(4,558)	—	**(9,675)**
Deferred tax recovery	418	332	—	**750**
Net income (loss)	$ 46,359	$ 33,036	$ (26,897)	**$ 52,498**
Assets				
Current	$ 72,080	$ 31,516	$ 23,945	**127,541**
Non-current	340,487	26,364	2,707	**369,558**
Total Assets	$ 412,567	$ 57,880	$ 26,652	**$ 497,099**
Total Liabilities	$ 102,789	$ 19,467	$ 160,768	**283,024**

5. Inventories

	December 31, 2021	December 31, 2020
Supplies and consumables	$ 19,144	$ 15,619
Stockpiles	2,880	3,569
Work in progress	1,658	5,234
Finished goods	2,337	1,074
	$ 26,019	$ 25,496

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

6. Other Current Assets

	December 31, 2021	December 31, 2020
Advances to suppliers	$ 402	$ 500
Prepaid expenses	5,865	2,635
Advances to employees	458	2,091
Value added taxes recoverable[1]	15,109	13,958
	$ 21,834	$ 19,184

(1) During the year ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes based on the tax treatment applicable to depletion charges. This recovery during 2020 was recognized as a result of a study conducted to revisit certain tax positions, which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes. No additional value added tax recoveries were recognized in 2021.

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7. Mineral, Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties	Projects in Progress	Equipment & Other Assets	Mine Closure Costs	Right-of-Use Assets	Total
Cost:								
Balance, December 31, 2019	$ 17,609	$ 103,175	$ 261,392	$ 52,705	$ 9,481	$ 14,107	$ 7,231	$ 465,700
Additions	54	10,515	6,747	81,332	18,942	197	2,982	120,769
Disposals	—	(16,671)	—	(80)	(522)	(3,803)	(291)	(21,367)
Transfers	1,546	19,940	56,346	(64,888)	(12,958)	—	14	—
Foreign exchange	(4,327)	(24,257)	(59,173)	(12,297)	(2,139)	(2,965)	(1,614)	(106,772)
Balance, December 31, 2020	14,882	92,702	265,312	56,772	12,804	7,536	8,322	458,330
Additions	**19**	**7,538**	**7,580**	**130,821**	**26,826**	**5,162**	**10,425**	**188,371**
Disposals	**—**	**(1,004)**	**—**	**(1,821)**	**(10)**	**—**	**(575)**	**(3,410)**
Transfers	**4,626**	**33,217**	**74,951**	**(94,599)**	**(18,195)**	**—**	**—**	**—**
Foreign exchange	**(1,175)**	**(7,678)**	**(20,942)**	**(4,867)**	**(1,118)**	**(688)**	**(874)**	**(37,342)**
Balance, December 31, 2021	**$ 18,352**	**$ 124,775**	**$ 326,901**	**$ 86,306**	**$ 20,307**	**$ 12,010**	**$ 17,298**	**$ 605,949**
Accumulated depreciation:								
Balance, December 31, 2019	$ (4,047)	$ (25,599)	$ (85,293)	$ —	$ (4,572)	$ (2,958)	$ (3,715)	$ (126,184)
Depreciation expense	(785)	(10,882)	(24,597)	—	(1,317)	(1,029)	(3,865)	$ (42,475)
Disposals	—	14,999	—	—	446	—	168	$ 15,613
Foreign exchange	916	5,827	19,351	—	860	672	792	$ 28,418
Balance, December 31, 2020	(3,916)	(15,655)	(90,539)	—	(4,583)	(3,315)	(6,620)	(124,628)
Depreciation expense	**(808)**	**(12,664)**	**(26,475)**	**—**	**(1,489)**	**(985)**	**(4,869)**	**(47,290)**
Disposals	**—**	**913**	**—**	**—**	**3**	**—**	**413**	**1,329**
Foreign exchange	**296**	**1,463**	**7,125**	**—**	**336**	**260**	**588**	**10,068**
Balance, December 31, 2021	**$ (4,428)**	**$ (25,943)**	**$ (109,889)**	**$ —**	**$ (5,733)**	**$ (4,040)**	**$ (10,488)**	**$ (160,521)**
Net book value, December 31, 2020	$ 10,966	$ 77,047	$ 174,773	$ 56,772	$ 8,221	$ 4,221	$ 1,702	$ 333,702
Net book value, December 31, 2021	**$ 13,924**	**$ 98,832**	**$ 217,012**	**$ 86,306**	**$ 14,574**	**$ 7,970**	**$ 6,810**	**$ 445,428**

Certain equipment has been provided as security for the equipment finance loans (note 10(b)).

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8. Exploration and Evaluation Assets

Exploration and evaluation assets relate primarily to the Boa Esperança development project located in Tucumã, State of Pará, Brazil. Subsequent to December 31, 2021, the Company's board of directors approved construction of the project and accordingly the project will be reclassified as Projects in Progress.

9. Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020
Trade suppliers	$ 24,012	$ 14,480
Payroll and labour related liabilities	26,248	17,914
Value added tax and other tax payable	9,664	9,365
Other accrued liabilities	6,622	5,484
	$ 66,546	$ 47,243

10. Loans and Borrowings

Description	Denomination	Security	Time to Maturity	Coupon rate	Principal to be repaid	Carrying value, including accrued interest December 31, 2021	Carrying value, including accrued interest December 31, 2020
Senior credit facility	USD	Secured	39 months	LIBOR + 2.25% - 4.25%	$ 50,000	$ 48,303	$ 148,386
Equipment finance loans	USD	Secured	5 months - 48 months	5.00% - 7.95%	5,759	5,805	5,605
Equipment finance loans	EURO	Secured	6 months - 54 months	5.50% - 7.00%	2,005	2,005	1,791
Bank loan (MCSA)	BRL	Unsecured	59 months	CDI + 0.50%	3,458	3,137	3,980
Line of credit (MCSA)	BRL	Unsecured	0	CDI + 9.00%	—	—	1,447
Lines of credit (MCSA)	BRL	Unsecured	0	8.60% - 14.30%	—	—	4,221
Equipment finance loan (Plural)	BRL	Secured	0	CDI + 7.00%	—	—	1,065
Equipment finance loans	BRL	Secured	0	11.88% - 16.49%	—	—	1,607
Total					$ 61,222	$ 59,250	$ 168,102
Current portion						$ 4,344	$ 12,539
Non-current portion						$ 54,906	$ 155,563

The movements in loans and borrowings during the years ended December 31, 2021 and 2020 are comprised of the following:

	December 31, 2021	December 31, 2020
Balance, beginning of year	$ 168,102	$ 159,370
Proceeds from new senior revolving credit facility, net	—	13,652
Proceeds from new equipment finance loans	4,826	19,278
Proceeds from new lines of credit	645	36,726
Principal and interest payments	(117,404)	(67,118)
Interest expenses	5,177	9,921
Foreign exchange	(2,096)	(3,727)
Balance, end of year	$ 59,250	$ 168,102

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ERO COPPER ANNUAL REPORT 2021

6 7 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (a) Senior Credit Facility At December 31, 2020, the Company had a $150.0 million credit facility from a syndicate of Canadian financial institutions. The credit facility was comprised of $75.0 million in senior secured non-revolving credit facility (“Term Facility”) and a $75.0 million senior secured revolving credit facility (“Revolving Credit Facility”) (collectively, the "Old Facilities). The Term Facility was to mature on March 31, 2024 and required principal repayments on a quarterly basis commencing on March 31, 2022, while the Revolving Credit Facility was payable in full at maturity on March 31, 2024. The Old Facilities bore interest on a sliding scale at a rate of LIBOR plus 2.50% to 4.25%, depending on the Company’s consolidated leverage ratio. During the year ended December 31, 2021, the Old Facilities were amended and combined into a new $150.0 million senior secured revolving credit facility (“New Revolving Credit Facility”) with maturity date of March 31, 2025. The New Revolving Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the New Revolving Credit Facility are on a sliding scale between 0.56% to 1.06%. During the year ended December 31, 2021, the Company also paid down the New Revolving Credit Facility by $100.0 million with $50.0 million remaining outstanding as at December 31, 2021. The Company has an interest rate swap arrangement whereby floating interest on $50.0 million (2020 - $50.0 million) of the New Revolving Credit Facility was swapped for a fixed interest rate of 1.68% (2020 - 2.69%). The interest rate swap arrangement is in effect until March 31, 2025. Subsequent to year end, pursuant to completion of an offering of $400.0 million in Senior Notes (note 26), the Company repaid the outstanding $50.0 million balance of the New Revolving Credit Facility and settled the interest rate swap arrangement for nominal consideration. The New Revolving Credit Facility was further amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase to $100.0 million at the election of the Company. The New Revolving Credit Facility is secured by pledges of shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2021, the Company is in compliance with these covenants. (b) Bank Loan and Equipment Finance Loans The MCSA bank loan was recognized at fair value when the Company acquired MCSA and has subsequently been measured at amortized cost, net of settlements. Interest is being recognized using the effective interest rate method at an interest rate of 11.50%. MCSA is subject to certain financial covenants which the Company is in compliance with at December 31, 2021. The equipment finance loans are secured by the corresponding equipment relating to them and a guarantee by the Company. At December 31, 2020, MCSA had entered into an equipment finance loan with Plural Bank for BRL $12.0 million for a term of 24 months and at an interest rate of 7% + CDI per annum. MCSA had also entered into an interest rate swap transaction and a foreign exchange swap transaction with Plural Bank related to this loan whereby the floating interest of 7% + CDI on a notional amount of BRL $12.0 million was swapped for a fixed interest rate of 9.90%, and a notional principal amount of BRL $12.0 million was swapped for the USD currency at a foreign exchange rate of 3.9500. This loan was repaid during the year ended December 31, 2021 and the interest rate and foreign currency swap contracts terminated. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 24

6 8 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (c) MCSA and NX Gold Lines of Credit As at December 31, 2020, the Company’s subsidiaries, MCSA and NX Gold, had entered into various lines of credit for a total amount of BRL $154.6 million of which BRL $21.8 million ($4.2 million) was outstanding. These credit facilities bore interest at various rates ranging from 9.60% to 24.34%. During the year ended December 31, 2021, the Company’s subsidiaries, MCSA and NX Gold, terminated all remaining available credit facilities. During the year ended December 31, 2020, the Company repaid BRL $162.2 million on various lines of credit entered into in the years ended December 31, 2020 and 2019. (d) Debt Repayments Repayments of the principal portion of loans and borrowings is as follows: December 31, 2021 2022(1) 54,282 2023 2,917 2024 1,602 2025 1,615 2026 and beyond 806 $ 61,222 (1) Includes $50.0 million of the New Revolving Credit Facility repaid in February 2022 which does not mature until March 31, 2025. 11. Deferred Revenue In August 2021, the Company completed the closing of a precious metals purchase agreement (the “NX Gold PMPA”) with Royal Gold in relation to gold production from the NX Gold mine. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional payment obligations of Royal Gold include: i. Up to US$5 million, available through the end of 2024, payable based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Transaction at a rate of US$20 per ounce; ii. Up to US$5 million, available from 2022 through the end of 2024, payable based upon completion of planned meters of drilling within the exploration concessions of the NX Gold mine at a rate of US$100 per meter; and, iii. US$5 per ounce of gold delivered under the NX Gold Transaction payable to the Company as contribution towards ongoing environmental, social and governance initiatives within the area of influence of the mine. The contract will be settled by the Company delivering gold to Royal Gold. The $100.0 million upfront proceeds from Royal Gold has been recognized as deferred revenue and the Company recognizes amounts in revenue as gold is delivered. Each period, management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate at closing of the transaction included an estimated long-term gold price of $1,750 per ounce and a life of mine production schedule for the NX Gold mine that includes mineral reserves and a portion of the mineral resources. During the year ended December 31, 2021, the Company delivered 5,173 ounces of gold to Royal Gold for average consideration of $353 per ounce and recognized $7.3 million in amortization of deferred revenue. As at December 31, 2021, Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 25

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

the aggregate carrying value of deferred revenue was $94.2 million, of which $10.5 million was classified as current and $83.7 million was classified as non-current.

As part of the NX Gold PMPA, the Company incurred $1.2 million in transaction fees during the year ended December 31, 2021. In addition, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Provision for rehabilitation and closure costs

		December 31, 2021		December 31, 2020
Balance, beginning of year		18,970	$	30,197
Change in estimates		2,225		(3,803)
Accretion expense		1,077		902
Settled		(2,039)		(1,585)
Foreign exchange		(1,196)		(6,741)
Balance, end of year	$	19,037		18,970

Provision for rehabilitation and closure costs is measured using management's assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 8.23% – 8.81% (2020 – 5.75% - 7.37%) and an inflation factor in the range of 3.00% - 5.03% (2020 – 3.25% - 3.50%) in preparing the Company's provision for rehabilitation and closure costs. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2021, the undiscounted inflation-adjusted liability for provision for rehabilitation and closure costs is estimated to be approximately $65.5 million (2020 - $37.0 million), of which $59.4 million (2020 - $31.4 million) relates to MCSA and $6.1 million (2020 - $5.6 million) relates to NX Gold. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for MCSA is in a range from 2026 to 2046 and for NX Gold is 2027 to 2031.

13. Other Non-current Liabilities

		December 31, 2021		December 31, 2020
Cash-settled equity awards (Note 14(b) and (c))	$	2,524	$	—
Value added tax and other taxes payable		861		1,299
Income taxes payable		2,935		169
Provision for legal and tax matters		2,331		2,480
Other liabilities		2,542		1,666
	$	11,193	$	5,614

14. Share Capital

As at December 31, 2021, the Company's authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2021, 90,204,378 common shares were outstanding.

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(a) Options

During the year ended December 31, 2021, the Company granted 316,910 (2020 - 489,295) options to employees of the Company at weighted average exercise price of $15.66 per share (2020 - $15.38) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $1.8 million, which is recognized over the vesting period.

	Number of Stock Options		Weighted Average Exercise Price
Outstanding stock options, December 31, 2019	5,061,417		6.23
Issued	489,295		15.38
Exercised	(908,949)		3.13
Outstanding stock options, December 31, 2020	4,641,763	$	7.91
Issued	**316,910**		**15.66**
Exercised	**(725,121)**		**4.64**
Cancelled	**(31,163)**		**15.78**
Outstanding stock options, December 31, 2021	**4,202,389**	**$**	**8.98**

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2021 was $19.01 (year ended December 31, 2020 - $13.74).

As at December 31, 2021, the following stock options were outstanding:

Expiry Date	Number of Stock Options		Weighted Average Exercise Price	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
May 15, 2022	190,334	$	1.50 USD	190,334	0.37
July 10, 2022	60,000		1.50 USD	60,000	0.52
November 24, 2022	159,000		6.48 CAD	159,000	0.90
December 7, 2022	1,142,501		6.74 CAD	1,142,501	0.93
January 18, 2023	60,000		7.95 CAD	60,000	1.05
June 19, 2023	104,000		10.25 CAD	104,000	1.47
July 16, 2023	100,000		9.01 CAD	100,000	1.54
December 31, 2023	1,004,828		9.76 CAD	1,004,828	2.00
January 2, 2024	125,000		9.80 CAD	125,000	2.01
August 15, 2024	20,000		21.09 CAD	20,000	2.62
December 12, 2024	448,951		20.52 CAD	292,203	2.95
January 2, 2025	73,456		23.42 CAD	53,456	3.01
December 17, 2025	397,409		18.90 CAD	136,980	3.96
March 18, 2026	50,000		24.45 CAD	—	4.21
August 19, 2026	17,514		23.37 CAD	—	4.64
December 15, 2026	249,396		18.69 CAD	28,959	4.96
	4,202,389	$	8.98 USD	3,477,261	2.06

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2021 exchange rate of 1.2677.

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The fair value of options granted in the years ended December 31, 2021 and 2020 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	2021	2020
Expected term (years)	3.0	3.0
Forfeiture rate	— %	— %
Volatility	56 %	53 %
Dividend yield	— %	— %
Risk-free interest rate	1.10 %	0.58 %
Weighted-average fair value per option	$ 5.57	$ 6.00

For the year ended December 31, 2021, the Company recorded share-based compensation of $2.9 million (year ended December 31, 2020 - $3.9 million) with respect to its outstanding stock options.

(b) Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year ended December 31,	
	2021	2020
Outstanding balance, beginning of year	727,761	437,463
Issued	310,287	290,298
Settled	(223,231)	—
Cancelled	(21,774)	—
Outstanding balance, end of year	793,043	727,761

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. Prior to December 2021, the Company had intended to settle its PSUs using common shares and, accordingly, the PSUs were classified as equity settled instruments. In December 2021, the Company elected to settle its PSUs in cash and, therefore, $9.4 million of PSUs were reclassified from contributed surplus to liabilities. On reclassification, the Company recognized the liability at its fair value and recognized a reduction in shared-based compensation of $1.2 million.

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7 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. During the year ended December 31, 2021, the Company recorded share-based compensation of $4.1 million (year ended December 31, 2020 - $3.9 million) with respect to the PSUs. As at December 31, 2021, the fair value of the PSU liability was $5.8 million (December 31, 2020 - $nil), of which $3.3 million (December 31, 2020 - nil) has been recognized in accounts payable and accrued liabilities and $2.5 million (December 31, 2020 - $nil) has been recognized in other non-current liabilities. (c) Deferred Share Unit Plan The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan. DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed. During the year ended December 31, 2021, 51,855 DSUs (year ended December 31, 2020 - 79,230) were issued to independent directors. As at December 31, 2021, the fair value of the DSU liability was $2.0 million (December 31, 2020 - $1.3 million) which has been recognized in accounts payable and accrued liabilities, with $0.7 million recognized in share-based compensation expense for the year ended December 31, 2021 (year ended December 31, 2020 - $1.3 million). (d) Restricted Share Unit Plan The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. During the year ended December 31, 2021, 171,106 share units (year ended December 31, 2020 - nil) were issued and outstanding. (e) Warrants During the year ended December 31, 2021, all of the remaining 1,599,996 warrants were exercised for gross proceeds of $1.9 million (year ended December 31, 2020 - 1,266,666 warrants for gross proceeds of $1.5 million). Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 29

Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(f) Share-based compensation

	Year ended December 31,	
	2021	2020
Stock options	$ 2,925	$ 3,864
Performance share unit plan	4,124	3,900
Deferred share unit plan	734	1,300
Restricted share unit plan	65	—
Share-based compensation[(1)]	$ 7,848	$ 9,064

(1) For the year ended December 31, 2021, the Company recorded $7.3 million (year ended December 31, 2020 - $7.8 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities. In addition, the Company reclassified $9.4 million (year ended December 31, 2020 - nil) in share-based compensation from contributed surplus to liabilities.

(g) Net Income per Share

	Year ended December 31,	
	2021	2020
Weighted average number of common shares outstanding	88,602,367	86,368,535
Dilutive effects of:		
Warrants	—	2,397,518
Stock options	2,353,584	2,355,933
Share units	7,501	1,091,642
Weighted average number of diluted common shares outstanding[(1)]	90,963,452	92,213,628
Net income attributable to owners of the Company	$ 201,053	$ 51,622
Basic net income per share	2.27	0.60
Diluted net income per share	2.21	0.56

(1) Weighted average number of diluted common shares outstanding for the year ended December 31, 2021 excluded 390,366 (2020 - 999,523) stock options that were anti-dilutive.

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ERO COPPER ANNUAL REPORT 2021

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

15. Revenue

	Year ended December 31, 2021		2020
Copper			
Sales within Brazil	$ 131,595	$	161,803
Export sales	295,682		96,852
Adjustments on provisionally priced sales[(1)]	(3,323)		2,233
	423,954		260,888
Gold			
Export sales	58,682		63,188
Amortization of deferred revenue[(2)]	7,279		—
	$ 65,961	$	63,188
	$ 489,915	$	324,076

(1) Under the terms of the Company's contract with its domestic customer, sales are provisionally priced on the date of sale based on the previous month's average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customer are settled with a final sales price between one to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2) During the year ended December 31, 2021, the Company delivered 5,173 ounces of gold under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $353 per ounce and recognized $7.3 million in amortization of deferred revenue.

16. Cost of Sales

	Year ended December 31, 2021		2020
Materials	$ 26,343	$	18,912
Salaries and benefits	39,497		30,044
Depreciation and depletion	47,002		39,212
Contracted services	21,373		18,463
Maintenance costs	18,162		14,672
Utilities	10,721		8,728
Sales expense	7,243		5,354
Other costs	716		554
	$ 171,057	$	135,939

17. General and Administrative Expenses

	Year ended December 31, 2021		2020
Accounting and legal	$ 1,625	$	1,079
Amortization and depreciation	288		136
Office and administration	9,143		7,066
Salaries and consulting fees	16,962		12,206
Incentive payments	7,126		6,116
Other	3,702		1,324
	$ 38,846	$	27,927

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Ero Copper Corp.

Notes to Consolidated Financial Statements

(Tabular amounts in thousands of US Dollars, except share and per share amounts)

18. Finance Expense

	Year ended December 31, 2021	2020
Interest on loans and borrowings	$ 5,177	$ 9,921
(Gain) loss on interest rate swap derivatives	(469)	2,720
Accretion of deferred revenue	1,501	—
Accretion of mine closures and rehabilitation provisions	1,077	902
Commitment fees	1,027	484
Interest on lease liabilities	413	229
Other finance expenses	3,433	1,193
	$ 12,159	$ 15,449

19. Foreign Exchange Loss

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company's Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Year ended December 31, 2021	2020
Foreign exchange loss on USD denominated debt in Brazil	$ (5,370)	$ (24,190)
Realized foreign exchange loss on derivative contracts (note 22)	(22,240)	(20,804)
Unrealized foreign exchange gain (loss) on derivative contracts (note 22)	3,911	(34,548)
Other	1,731	(263)
	$ (21,968)	$ (79,805)

20. Income Taxes

(a) Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company's combined Canadian federal and provincial statutory income tax rate of 27% (2020 – 27%) is as follows:

	Year ended December 31, 2021	2020
Net income in the year before tax	$ 236,920	$ 61,423
Tax rate	27 %	27 %
Income tax expense at statutory rate	$ 63,968	$ 16,584
Tax effect of:		
Difference in tax rate of foreign jurisdictions	(29,888)	(6,227)
Non-taxable items	(7,465)	(1,792)
Change in temporary differences not previously recognized	6,618	(113)
Other	1,055	473
Income tax expense	$ 34,288	$ 8,925

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Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year ended December 31, 2021	Year ended December 31, 2020
Current income tax:		
Relating to current income tax charge	$ 22,428	$ 9,675
Deferred income tax:		
Relating to origination and reversal of temporary differences	11,860	(750)
Income tax expense recognized in net income	**$ 34,288**	**$ 8,925**
Income tax expense (recovery) recognized in other comprehensive income	576	(3,073)
Total income tax expense	**$ 34,864**	**$ 5,852**

(b) Deferred income tax assets

The general movement in the deferred income tax assets is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
At the beginning of the year	$ 14,223	$ 13,099
Deferred income tax (expense) recovery	(11,860)	750
Income tax expense (recovery) recognized in OCI	(576)	3,073
Foreign exchange	528	(2,699)
At the end of the year	**$ 2,315**	**$ 14,223**

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2021	December 31, 2020
Deferred tax assets:		
Non-capital losses - Brazil	$ 1,924	$ 15,688
Foreign exchange - Brazil	8,458	9,412
Other - Brazil	3,409	2,167
Mine closure and rehabilitation provision - Brazil	2,903	3,110
Non-capital losses - Canada	981	737
Financing fees and other - Canada	289	823
	17,964	31,937
Deferred tax liabilities:		
Mineral property, plant and equipment - Brazil	(4,986)	(6,179)
Loans and borrowings - Brazil	(8,775)	(9,431)
Other - Brazil	(618)	(544)
Loans and borrowings - Canada	(1,270)	(1,560)
	(15,649)	(17,714)
Net deferred income tax assets	**$ 2,315**	**$ 14,223**

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Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Deferred tax assets of $21.4 million (December 31, 2020 - $13.5 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2021		Year ended December 31, 2020	
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$ 34,660	$ —	$ 37,213	$ —
Mineral property, plant and equipment	—	922	—	90
Non-capital losses	—	44,521	—	22,194
Other	—	16,213	—	7,238
	$ 34,660	$ 61,656	$ 37,213	$ 29,522

The Company has loss carry forwards in Brazil totalling $7.7 million (December 31, 2020 - $46.7 million) which may be carried forward indefinitely to offset future taxable income in Brazil. Use of these losses is limited to 30% of taxable income annually. The Company also has loss carry forwards in Canada totalling $48.0 million (December 31, 2020 - $24.9 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2041.

21. Related Party Transactions

Key management personnel consist of the Company's directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,	
	2021	2020
Salaries and short-term benefits(1)	$ 10,282	$ 7,400
Share-based payments(2)	5,702	5,100
	$ 15,984	$ 12,500

(1) Includes annual salary and short-term incentives or bonuses earned in the year.
(2) Includes PSUs, RSUs, DSUs and stock option grants.

22. Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2021, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At December 31, 2021, the carrying value of loans and borrowings is $59.3 million while the face value is approximately $61.2 million. The contractual interest rates on these loans and borrowings are a close approximation of market rates of interest at December 31, 2021 (Level 2 of the fair value hierarchy).

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Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 130,129	$ 62,508
Accounts receivable	30,704	20,353
Deposits and other non-current assets	1,295	595
	$ 162,128	$ 83,456

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company's exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the years ended December 31, 2021 and 2020 nor recognized a provision for credit losses.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2021:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$ 59,250	$ 62,041	$ 54,789	$ 3,066	$ 4,186	$ —
Accounts payable and accrued liabilities	66,546	66,546	66,546	—	—	—
Other non-current liabilities	5,067	16,246	308	7,302	7,984	652
Leases	7,110	7,265	4,867	1,770	628	—
Total	$ 137,973	$ 152,098	$ 126,510	$ 12,138	$ 12,798	$ 652

The Company also has derivative financial liabilities for foreign exchange and interest rate derivatives whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

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7 9 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 (i) Foreign exchange currency risk The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings. The Company's exposure to foreign exchange currency risk at December 31, 2021 relates to $7.8 million (December 31, 2020 – $7.4 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2021 on $63.8 million due to an intercompany loan balance (December 31, 2020 - $83.1 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $7.0 million and $13.9 million, respectively (2020 – $8.9 million and $17.7 million). Strengthening (weakening) in the Brazilian Real against the Euro at December 31, 2021 by 10% and 20%, would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (2020 – $0.2 million and $0.4 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year. The analysis assumes that all other variables, especially interest rates, are held constant. The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2021, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $179.5 million (December 31, 2020 - notional amount of $285.7 million) with an average floor rate of 4.24 BRL to US Dollar and an average cap rate of 4.76 BRL to US Dollar. The maturity dates of these contracts are from January 3, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at December 31, 2021 was a liability of $28.7 million, (December 31, 2020 - $34.5 million) which is included in Derivatives in the statement of financial position. The fair value of these forward contracts as at December 31, 2021 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 2.80%, foreign exchange rate of approximately 5.59—6.17, and volatility of 15.69% - 17.92%. The change in fair value of foreign exchange collar contracts was a gain of $3.9 million for the year ended December 31, 2021 (a loss of $34.5 million for the year ended December 31, 2020) and has been recognized in foreign exchange loss. In addition, during the year ended December 31, 2021, the Company recognized a realized loss of $22.2 million (realized loss of $20.8 million for the year ended December 31, 2020) related to the settlement of foreign currency forward collar contracts. (ii) Interest rate risk The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid. The Company is principally exposed to interest rate risk through its New Revolving Credit Facility of $50.0 million and Brazilian Real denominated bank loans of $3.5 million. Based on the Company’s net exposure at December 31, 2021, a 1% change in the variable rates would have an impact of $0.5 million on pre-tax annual net income, without consideration of the effects of the interest rate swap contract below. In order to mitigate the above volatility due to variable rates on loans, the Company entered into an interest rate swap contract to manage interest rate risk (see note 10(a)). At December 31, 2021, the floating interest on a notional amount of $50.0 million was swapped for a fixed interest rate of 1.68%. This interest rate swap transaction is in effect until March 31, 2025, with settlements made on a monthly basis. The fair value of this contract at December 31, 2021 was a liability of $1.0 million (December 31, 2020 - $2.5 million) and was included in Derivatives in the statement of financial position. For the year ended December 31, 2021, the Company recognized a realized loss of $0.8 million (a realized loss of $1.6 million for the year ended December 31, 2020) and an unrealized gain of $1.3 million (an unrealized loss of $1.1 million for the year ended December 31, 2020), respectively, in relation to its interest rate swap derivatives. Ero Copper Corp. Notes to Consolidated Financial Statements (Tabular amounts in thousands of US Dollars, except share and per share amounts) Notes to Financial Statements | Page 36

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At December 31, 2021, the Company has provisionally priced sales that are exposed to commodity price changes (note 15). Based on the Company's net exposure at December 31, 2021, a 10% change in the price of copper would have an impact of $0.2 million on pre-tax net income.

23. Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders' equity, debt facilities net of cash and cash equivalents.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiary, MCSA, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

24. Supplemental Cash Flow Information

	Year ended December 31, 2021	Year ended December 31, 2020
Net change in non-cash working capital items:		
Accounts receivable	$ (12,180)	$ (13,266)
Inventories	(2,325)	(6,360)
Other assets	(8,297)	6,858
Accounts payable and accrued liabilities	10,366	(3,885)
Value added, payroll and other taxes	(2,662)	7,121
	$ (15,098)	$ **(9,532)**
Non-cash investing and financing activities:		
Change in mineral, property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	2,225	(3,803)
Additions to property, plant and equipment by leases	10,205	2,439
Non-cash changes in accounts payable in relation to capital expenditures	3,551	(581)
Transfer of PSU from equity reserves to liabilities	9,389	—

25. Contingencies

Due to the nature of the Company's operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to

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Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

As of December 31, 2021, based on the opinion of its legal advisers, the Company has not recognized a provision for the following claims of MCSA and NX Gold as it is not probable that a cash outflow will occur.

	December 31, 2021	December 31, 2020
Social security tax (a)	$ 3,415	$ 2,879
Taxes (b)	9,531	11,633
Labour	1,219	968
Mining and other (c)	6,791	6,346
	$ 20,956	$ 21,826

(a) Social security tax

Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that part of the claim will be cancelled after administrative and judicial discussions. The estimated portion of the claim expected to be cancelled of $9.5 million is included in the table above.

(b) Tax

There are 122 tax claims (2020 – 121 tax claims) against MCSA which were evaluated as possible, but not probable, losses by external legal counsel. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(c) Mining

In June 2019, MCSA was notified of five administrative claims filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

26. Subsequent events

In February 2022, the Company closed an offering of $400 million aggregate principal amount of Senior Notes due 2030 (the "Notes"). Interest on the Notes accrues at an annual rate of 6.50%, payable semi-annually in arrears. The Notes mature on February 15, 2030. MCSA is currently the only guarantor of the Notes on a senior unsecured basis. The Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge. Estimated transaction costs related to the offering of the Notes was $8.5 million.

Pursuant to closing of the Notes offering, the Company repaid the outstanding balance under its New Revolving Credit Facility of approximately $50 million and reduced the size of its New Revolving Senior Credit Facility from $150 million to $75 million, with an accordion option to increase to $100.0 million at the election of the Company.

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8 2 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION Unless otherwise indicated, scientific and technical information in this Annual Report relating to Ero’s properties (“Technical Information”) is based on information contained in the following: The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”). The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company (the “Boa Esperança Technical Report”). Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review on the Company’s website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar. com, and EDGAR at www.sec.gov. The disclosure of Technical Information in this Annual Report was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101. Cautionary Note Regarding Forward-Looking Statements This Annual Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the MCSA Mining Complex and the Boa Esperança Property; the timing and amount of future production at the MCSA Mining Complex, the Boa Esperança Property and the NX Gold Property; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; the possibility of entering judgments outside of Canada; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this Annual Report and in the AIF under the heading “Risk Factors”. The risks discussed in this Annual Report and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward- looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

8 3 E R O C O P P E R A N N U A L R E P O R T 2 0 2 1 The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this Annual Report, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this Annual Report, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward- looking statements contained in this Annual Report. Forward-looking statements contained herein are made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Cautionary Notes Regarding Mineral Resource and Reserve Estimates In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this ANNUAL REPORT have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this ANNUAL REPORT may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

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